ANNUAL REPORT 2001

Diamond

. . .Harrah's stock returned a stunning 40%.

How?

Here's how:

Property EBITDA *(In millions of dollars)*



402.9
512.6
792.9
886.5
982.8
'97
'98
'99
'00
'01

Our unique marketing and operational capabilities propelled Harrah's Entertainment, Inc. to one of the most successful years in its history in 2001. Net income per diluted share rose to $1.81, compared to a loss of 10 cents per share in 2000. Revenues increased 12 percent to $3.71 billion, while Property EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) climbed 11 percent to a record $982.8 million. Same-store gaming revenues nationwide increased 6 percent. These stellar results were aided by the Harveys Casino Resorts acquisition and were accomplished despite the recession, a decline in air travel caused by the September 11 terrorist attacks on America and escalating health-care costs.

Our shareholders were rewarded with a 40 percent increase in our stock price, a performance far surpassing that of our large-cap peers and the major stock indices. Moody's Investors Service and Standard & Poor's awarded Harrah's the highest credit rating among casino operators, a tribute to a strong balance sheet that provides us with the financial flexibility to pursue strategic growth opportunities.

In 1997, we mapped out a plan for sustainable growth centered around our Total Rewards customer-loyalty program, broad geographic diversification and a commitment to superior service and high-quality amenities. The 2001 results demonstrate that our strategy is working.

Leveraging the value of Total Rewards and our marketing database

Total Rewards—a three-tiered loyalty program with Gold, Platinum and Diamond levels—tracks our customers' play and offers them powerful incentives to consolidate their gaming activities with us. In 2001, the number of Total Platinum and Total Diamond customers jumped 29 percent and 33 percent, respectively. Moreover, our customers spent

We leveraged the gaming industry's largest,

roughly 42 percent of their annual gaming budgets at our properties in 2001, up from 40 percent in 2000. This improvement contributed to higher same-store revenues.

Total Rewards is, of course, much more than just a loyalty program. It is a key element of one of the most advanced customer-relationship-management (CRM) systems found in any industry today. Using data gathered largely through card use, we have assembled a repository of information on millions of casino customers. Decision-science-based analytical tools help us better understand those customers and enable us to generate compelling offers and develop the right combination of services and amenities at each of our properties.

For example, our systems helped us recognize last spring that our retail business—comprised of customers who are either not tracked or who spend less than $50 per visit—was shrinking as the country imperceptibly entered a recession. By identifying this trend early, we were able to swiftly employ the right combination of promotional tools and incentives to improve retail segment performance. The result? At Harrah's East Chicago, for example, retail play in the 2001 fourth quarter jumped 17 percent from the year-earlier quarter. Retail play at Harrah's Ak-Chin in Phoenix climbed 11 percent over the same period.

The benefits of our CRM strategy were clearly demonstrated following the terrorist attacks of September 11. The Las Vegas market as a whole experienced a precipitous drop in tourist and business travel—a 14 percent year-over-year decline in September, followed by high single-digit dips in October, November and December. Fortunately, we could reach out to customers with compelling offers that resulted in increased year-over-year occupancy levels for the fourth quarter at Harrah's Las Vegas. The Rio also enjoyed year-over-year occupancy gains for the fourth quarter. Moreover, the media reported that our three largest competitors in Las Vegas laid off a total of 15,000 employees during this difficult period; we laid off only 184 persons as a direct result of the attacks.

Net Revenues *(In millions of dollars)*



1,561.7
1,907.9
2,894.1
3,329.8
3,709.0
'97
'98
'99
'00
'01

most sophisticated marketing database


PREDICT
REFINE
TARGET
LOYALTY
DATA DATA DATA DATA
TRACK
TRACK
EVALUATE

we built an unmatched network of casinos



spread across key markets in 12 states...

Expanding our lead in technology

Our culture and capabilities are different from those of our competitors. We are first and foremost a marketing-driven company. Our centralized structure and brand-focused approach to marketing uniquely position us to administer and leverage a nationwide customer-loyalty program. Our competitors tend to be highly decentralized organizations with multiple autonomous identities that make most of their decisions at the individual property level. Moreover, Harrah's enjoys a tremendous lead in intellectual assets; we hold patents for many of the programs we have developed to support our database-marketing efforts.

How serious is our commitment to technology? Just look at some of the honors we earned last year. In January 2001, *CIO* magazine named Harrah's one of only three recipients of its 2000 Enterprise Value Award for our groundbreaking operational and strategic use of information technology. In June, *Computerworld* magazine ranked Harrah's among the top five of America's "100 Best Places to Work in Information Technology" for the third consecutive year. In October, IDG's *Darwin* magazine honored Harrah's with the prestigious Darwin Fittest 50 Award for our innovative CRM strategy.

The successful introduction of automated yield-management tools in 2001 offers another example of our ability to leverage technology. Tied to our central Total Rewards database, this system allows us to more accurately manage room demand. The goal is to ensure that each room yields the highest possible combined room and gaming revenue per guest. Although the automated tool didn't fully come on line nationwide until the second half of the year, yield management helped generate a 16 percent increase in gaming revenue per available room in 2001. In 2002, the system is expected to be employed in every channel where a reservation can be made, including our toll-free number, our Web site and the reservation desk at each property.

Speaking of our Web site, www.harrahs.com attracted more than 6 million visitors in 2001 as we continued to add new capabilities throughout the year. E-Total Rewards, for example, allows cardholders to access comprehensive information about their benefits, offers and comps in real time. Users can also visit the site to view last-minute hot deals and make reservations. The success of this capability can be measured by the 5,000-plus reservations made via our Web site in the last six months of

Total Assets (In millions of dollars)


2,005.5
3,286.3
4,766.8
5,166.1
6,128.6
'97
'98
'99
'00
'01

and we led the way in guest service to gain a

2001 after we enabled customers to book offers online. *CIO* selected the Harrah's Web site for its prestigious CIO Web Business 50 Award™ in 2001, making Harrah's the only gaming company to receive the honor.

Benefiting from our geographic diversification

Our unsurpassed geographic distribution remains one of the most effective tools in our CRM strategy. With 25 casinos spread across 19 markets in 12 states, we develop relationships with more customers and offer them more options than any other gaming company for earning reward credits and consolidating their play. One measure of the success of this strategy is cross-market play—the amount of gaming revenue generated by customers outside their home markets. In 2001, cross-market play represented 20 percent of gross gaming revenues, up from 18 percent in 2000.

Our geographic diversification also helped mitigate the impact of the September 11 terrorist attacks. Although many people were wary of flying to Las Vegas—or anywhere else for that matter—that didn't stop them from taking to the highways. More than half the U.S. population lives within a three-hour drive of a Harrah's owned or managed casino.

Our $661 million acquisition of Harveys, completed in July, expanded our distribution. Its two properties in Council Bluffs, Iowa, gave us access to the Nebraska and Iowa markets, and we are delighted with the results achieved thus far. The acquisition was immediately accretive to earnings, and we were able to integrate three Harveys properties into our systems in just over four months, adding 674,000 names to our Total Rewards database. We expect results at the integrated Harveys properties to improve in 2002 with Total Rewards and our other systems in place for the full year. In Lake Tahoe, we will work to increase traffic between the Harveys Resort & Casino we acquired and the existing Harrah's property directly across the street. We have already reduced expenses by consolidating back-office operations at the two locations.

...Harrah's is the benchmark for service in the gaming world.
— Strictly Slots, *October 2001*

...the votes for Harrah's were so overwhelming, we didn't even bother to calculate the second- and third-place winners.
— Casino Player, *July 2001*


Casino Player
The BEST of GAMING
THE MOST COMPREHENSIVE SLOT SURVEY EVER!
StrictlySlots
BEST OF SLOTS
Our 1st Annual Rundown of Reel Winners!

greater share of our customers' gaming dollars


INSERT
TOTAL
REWARDS
RESERVE
42%

Our customer database added 2 million names


REWARDS
INSERT THIS END
TOTAL REWARDS
Diamond

as tracked play rose to 70% of gaming revenue.

A continued focus on customer service, capital improvements

Customer retention is an important part of our strategy. That is why we continue to focus on improving customer service and amenities at our properties. Based on our results, the strategy is succeeding. Tracked play—the activity of customers who gamble with one of our Total Rewards cards—represented about 70 percent of our gaming revenue in 2001, up from 68 percent in 2000. Nearly 90 percent of the Total Diamond customers and more than 80 percent of the Total Platinum cardholders who played with us in 2000 returned to play with us in 2001.

Our emphasis on customer service was also a major factor in the record 467 honors casino customers awarded us in *Casino Player* and *Strictly Slots* magazines' annual "best of gaming" reader polls. A high level of staff retention plays a critical role as well, and we were very successful at reducing employee turnover in 2001. The $16.2 million we paid out in performance incentives to non-management employees for achieving customer-satisfaction and market-share goals was money well spent.

Turning to our capital investments, we spent about $530 million on property expansions and enhancements in 2001. While we expect to reduce such spending in 2002, we will continue to reap the benefits of these capital programs. Looking at our completed projects, we upgraded the customer experience at a number of facilities. In Joliet, we moved quickly to replace riverboats with barges once the State of Illinois approved dockside operations. As a result, we have created a more spacious, more comfortable gaming environment for our customers. The March opening of a luxury hotel in Shreveport contributed to a 32 percent revenue increase for the property and an 18 percent jump in Property EBITDA. We also opened an expanded barge in North Kansas City, refurbished our boats and hotel in Lake Charles and introduced new shore-side and riverboat facilities in Metropolis. At Showboat Atlantic City, we witnessed an 18 percent increase in slot play following the opening of two new restaurants in the hotel.

We are very excited about the projects scheduled to come on line in 2002. A 293-room hotel in East Chicago opened during the first quarter. At Harrah's Atlantic City, a 452-room hotel expansion is expected to open during the second quarter, with the first stage of a casino expansion

Harrah's Entertainment Casino Square Footage

(In thousands of square feet)



774
879
1,177
1,258
1,458
'97
'98
'99
'00
'01

Carefully targeted customer incentives led to

to follow at mid-year. The expansion will add, among other things, 28,000 square feet of casino floor space and 950 slot machines. We also expect to open a new 544-room hotel tower at Showboat Atlantic City in 2003.

In the third quarter of 2002, we look forward to opening Harrah's Rincon, our newest managed facility. The $125 million casino and luxury resort hotel is situated north of San Diego and owned by the Rincon San Luiseno Band of Mission Indians. The facility will feature 45,000 square feet of gaming space, more than 1,500 slot machines, 30 table games, 200 luxury guest rooms and suites and six restaurants. This San Diego venture will mark the fourth Indian property managed by Harrah's, and we are encouraged by the outstanding successes achieved with Harrah's Ak-Chin, Harrah's Cherokee Smoky Mountains in North Carolina and Harrah's Prairie Band in Kansas. All three have extended their management contracts with Harrah's, the first casino operator to receive approval of contract renewals from its tribal partners for additional five-year terms. We are also enthusiastic about the prospects for the new 252-room hotel at Harrah's Cherokee that is scheduled to open in the second quarter of 2002.

Reaping the value of promotions, strategic alliances

Our consumer-marketing orientation is evidenced by the continued success of our strategic alliances and promotions in 2001. For example, the Harrah's Total Rewards Treasure Hunt, a joint promotion with a variety of partners, generated a significant increase in cardholder visitation at 17 participating properties. The year-long Treasure Hunt promotion culminated with 21 lucky Harrah's customers traveling to Las Vegas to search the Nevada desert for treasure chests, one of which contained a $1 million grand prize. A taped replay of the event was broadcast on ShopNBC during the Thanksgiving weekend.

We also remained active in motor sports, whose fan base correlates closely to our existing and targeted customer demographics. We continued our sponsorship of A.J. Foyt's racing team and for the first time sponsored a car driven by A.J.'s son Larry in the NASCAR Busch series. Our sponsorship of the Harrah's 500, the nation's third-largest auto racing event, attracted roughly 7 million television viewers and was well-timed to coincide with the opening of our Shreveport hotel. Total Diamond cardholders visiting Harrah's Shreveport enjoyed meeting the drivers, and one lucky Harrah's customer waved the green flag signaling the start of the race.

Our slot strategy calls for us to provide the best games to our customers under terms that are economically attractive to Harrah's. In some cases, our size and involvement in the game-development and licensing processes enable us to introduce, for a limited period, new games on an exclusive basis. Our launch of The Price is Right™ video slots, based on the long-running television game show, is an example of that strategy in action. The Price Is Right game proved to be one of the most successful slot introductions in history. Play on these nickel slots far



+33%
TOTAL REWARDS
Diamond
+29%
TOTAL REWARDS


1999
2000
2001
$136
$159
$185

and increased cross-market play substantially.

exceeded both the industry average and even the customary high levels of the Harrah's slot floor. To highlight the game's introduction, we sponsored a number of appearances around the country by popular television personality and game-show announcer Rod Roddy. We also hosted the taping of the 30th anniversary episode of *The Price is Right* show at the Rio in January 2002. The slot development concept has proven so successful that in early 2002 we introduced a video slot based on another venerable game show, *HOLLYWOOD SQUARES*,® and have additional new game introductions planned.

Getting the Rio and New Orleans back on track

In last year's report, we discussed problems at National Airlines, Inc., the Rio in Las Vegas and Harrah's New Orleans. We wrote off our equity interest in National in the fourth quarter of 2000, and the airline had no impact on our financial results for 2001.

At the Rio, we've moved away from high-end international table-game play and positioned the property to appeal to its traditional customer base. By doing so, we reduced our exposure to the high level of volatility that plagued us in 2000 and the first half of 2001. We've also streamlined the Rio's management team and put together a solid, well-received entertainment package for the property. As a result of these combined moves, the Rio's performance improved significantly in 2001, with Property EBITDA climbing more than 56 percent despite $13 million of non-recurring charges related to the repositioning.

We have also worked to retain the vibrant quality that gamers have found so appealing about the Rio. For example, we signed a deal with *Maxim*, the leading men's lifestyle magazine, to host a series of Maxim

Cross-Market Play Revenues *(In millions of dollars)*

In 2001, revenue generated by customers who played at a Harrah's owned or managed casino outside their home market rose nearly 19%.



19%
2000
2001
$628.9
$747.3

Thanks to our unique operating strategy, we

Lounge parties at the property. The Maxim brand has a panache that plays well with the Rio's positioning. We also expect to begin advertising the Rio in *Maxim* and plan a number of other cross-promotional efforts.

Turning to Harrah's New Orleans, the casino's owner—JCC Holding Company—successfully completed a reorganization that put the property on a more stable financial footing. Harrah's now owns 49 percent of JCC Holding. As part of the reorganization, the Louisiana Legislature agreed in March 2001 to reduce the annual payment JCC Holding pays the state to $50 million from $100 million. That payment will rise to $60 million beginning in April 2002 for each of the next three years. Harrah's New Orleans now generates a modest level of profitability for us.

A strategy for sustainable growth

Looking ahead, we believe the power of Total Rewards and its customer-relationship and financial-analysis tools, coupled with industry-leading distribution and ongoing property enhancements, will continue to drive same-store sales and earnings growth.

Our plan for 2002 is to continue to develop and implement new capabilities that yield higher quality revenues from existing infrastructure and generate sustainable earnings growth. We plan to widen our technology lead by introducing new tools that allow us to analyze combined slot and customer data for the first time. By understanding our slot players better, we expect to improve the customer experience through better management and marketing of our slot floors.

Modest new casino supply—other than our own property expansions—is expected to open in our major markets during 2002 despite strong customer demand for casino entertainment. The capital projects we completed in 2001, along with projects opening in 2002 and a full year of results from the Harveys acquisition, should supplement our organic growth. And we believe that our strong balance sheet and development expertise position us well to take advantage of new opportunities that may arise in 2002 and beyond.

Our strategy for sustainable growth makes us optimistic about the future.

Sincerely,

Philip G. Satre
Chairman and Chief Executive Officer

Gary W. Loveman
President and Chief Operating Officer

March 7, 2002


Harrah's
Gary W. Loveman (left) and Philip G. Satre in front of the all-new Harrah's Joliet Casino & Hotel.

Financial Contents

Financial and Statistical Highlights (See Notes 1 and 2 to the Consolidated Financial Statements)

(In millions, except common stock data and financial percentages and ratios)	2001[a]	2000[b]	1999[c]	1998[d]	1997[e]	Compound Growth Rate
OPERATING DATA						
Revenues[f]	**$3,709.0**	$3,329.8	$2,894.1	$1,907.9	$1,561.7	24.1%
Income from operations	**581.0**	282.7	481.0	287.8	213.5	28.4%
Income before income taxes and minority interest	**348.3**	17.8	359.6	203.3	183.6	17.4%
Income (loss) before extraordinary losses	**209.0**	(11.3)	219.5	121.7	107.5	18.1%
Net income (loss)	**209.0**	(12.1)	208.5	102.0	99.4	20.4%
COMMON STOCK DATA						
Earnings (loss) per share–diluted						
Before extraordinary losses	**1.81**	(0.09)	1.71	1.19	1.06	14.3%
Net income (loss)	**1.81**	(0.10)	1.62	1.00	0.98	16.6%
FINANCIAL POSITION						
Total assets	**6,128.6**	5,166.1	4,766.8	3,286.3	2,005.5	32.2%
Long-term debt	**3,719.4**	2,835.8	2,540.3	1,999.4	924.4	41.6%
Stockholders' equity	**1,374.1**	1,269.7	1,486.3	851.4	735.5	16.9%
CASH FLOWS						
Provided by operating activities	**773.9**	547.6	490.1	297.9	255.1	32.0%
Property EBITDA[g]	**982.8**	886.5	792.9	512.6	402.9	25.0%
Investments in land, buildings, riverboats and equipment additions	**529.8**	421.4	340.5	140.4	229.5	23.3%
FINANCIAL PERCENTAGES AND RATIOS						
Return on revenues–continuing[f]	**5.6%**	(0.3)%	7.6%	6.4%	6.9%	
Return on average invested capital[h]	**7.3%**	2.9%	8.1%	8.0%	8.6%	
Return on average equity[h]	**15.5%**	(0.8)%	15.5%	15.3%	14.9%	
Ratio of earnings to fixed charges	**2.1**	2.2	2.7	2.4	2.8	

(a) 2001 includes $22.5 million in pretax charges for write-downs, reserves and recoveries (see Note 7) and $26.2 million of income from dispositions of nonstrategic assets and the settlement of a contingency related to a former affiliate. 2001 also includes the financial results of Harveys Casino Resorts from its July 31, 2001, date of acquisition.

(b) 2000 includes $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company LLC, $6.1 million in pretax charges for other write-downs, reserves and recoveries (see Note 7) and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. 2000 also includes the financial results of Players International, Inc. from its March 22, 2000, date of acquisition.

(c) 1999 includes $2.2 million in pretax charges for write-downs, reserves and recoveries (see Note 7) and $59.8 million of gains from sales of our equity interests in nonconsolidated affiliates. 1999 also includes financial results of Rio Hotel & Casino, Inc. from its January 1, 1999, date of acquisition.

(d) 1998 includes $7.5 million in pretax charges for write-downs and reserves and a $13.2 million gain on the sale of equity interests in a nonconsolidated restaurant subsidiary. 1998 also includes the financial results of Showboat, Inc. from its June 1, 1998, date of acquisition.

(e) 1997 includes $13.8 million in pretax charges for write-downs and reserves and a $37.4 million gain on the sale of equity in a New Zealand subsidiary.

(f) Revenues for years 1997 through 2000 have been restated to reflect the impact of implementing new accounting guidance issued in and effective for first quarter 2001, which requires the cost of the cash-back component of the Company's Total Rewards program to be treated as a reduction of revenues. Previously, these costs had been treated as a casino expense.

(g) EBITDA consists of earnings before interest, taxes, depreciation and amortization. Property EBITDA consists of Operating profit before depreciation and amortization, write-downs, reserves and recoveries and project opening costs. See Exhibit 12 to our 2001 Form 10-K for the computation of Property EBITDA. Property EBITDA is a supplemental financial measure used by management, as well as industry analysts, to evaluate our operations. However, Property EBITDA should not be construed as an alternative to Income from operations (as an indicator of our operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in the accompanying Consolidated Financial Statements. All companies do not calculate EBITDA in the same manner. As a result, Property EBITDA as presented by our Company may not be comparable to similarly titled measures presented by other companies.

(h) Ratio computed based on Income before extraordinary items.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Harrah's Entertainment, Inc., a Delaware corporation, operates casinos in more markets in the United States than any other casino company. We were incorporated on November 2, 1989, and prior to such date operated under predecessor companies.

We conduct our business through a wholly-owned subsidiary, Harrah's Operating Company, Inc. ("HOC"), and through HOC's subsidiaries. Our principal asset is the stock of HOC, which holds, directly or indirectly through subsidiaries, substantially all of the assets of our businesses. Our principal executive offices are located at One Harrah's Court, Las Vegas, Nevada 89119, telephone (702) 407-6000.

In this discussion, the words "Harrah's Entertainment," "Company," "we," "our" and "us" refer to Harrah's Entertainment, Inc., together with its subsidiaries where appropriate.

Our Company achieved record revenues, operating income and net income in 2001, attesting to the success of our strategy to improve our results through same-store sales growth, geographic diversity and targeted capital investments. Some significant items that affected our 2001 results are listed below. These items are discussed in greater detail in our discussion of our operating results and debt and liquidity.

- Same-store sales for owned and managed properties grew 5.7% in 2001.
- On July 31, 2001, we completed our acquisition of Harveys Casino Resorts ("Harveys"), which expanded our geographic distribution to 25 casinos in 12 states.
- Several properties completed upgrades and additions in 2001 and other expansions were begun or announced. We believe that our strategic expansion projects ultimately generate additional customer demand and higher cash flow.
- In January 2001, and again in June 2001, HOC completed private placement debt offerings of $500 million each. The private placement notes were subsequently exchanged for public notes. We currently have the highest credit rating of any company in the casino industry.
- The plan of reorganization of JCC Holding Company and its subsidiary, Jazz Casino Company, LLC (collectively, "JCC") was approved by the bankruptcy court on March 19, 2001, and was effective March 29, 2001. JCC owns and operates a land-based casino in New Orleans, Louisiana, which is managed by a subsidiary of Harrah's Entertainment. We also hold 49% of the common stock of JCC.
- Our Company, like most in our industry, was affected by reduced travel as a result of the September 11, 2001, terrorist attacks; however, we believe that our unique consumer marketing approach to our business and our geographic diversity helped mitigate the impact of the attacks and the subsequent disruptions in airline service and reluctance of many people to fly to resort destinations.

Overall Operating Results

(In millions, except earnings per share)	2001	2000	1999
Casino revenues	**$3,235.8**	$2,852.0	$2,424.2
Total revenues	**3,709.0**	3,329.8	2,894.1
Income from operations	**581.0**	282.7	481.0
Income (loss) before extraordinary items	**209.0**	(11.3)	219.5
Net income (loss)	**209.0**	(12.1)	208.5
Earnings (loss) per share–diluted			
Before extraordinary items	**1.81**	(0.09)	1.71
Net income (loss)	**1.81**	(0.10)	1.62
Operating margin	**15.7%**	8.5%	16.6%

Total revenues grew 11.4% in 2001 as a result of our acquisition of Harveys and revenue growth at most of our properties, despite the impact on travel of the September 11, 2001, terrorist attacks. In the week following September 11, gaming revenues and hotel occupancy dropped at our properties and we felt the immediate impact of reduced travel, particularly in resort destinations. However, by the fourth quarter, revenues rebounded to near-normal levels at many of our properties, particularly in drive-in markets. We attribute our Company's quick recovery from September 11 and our improved results in 2001 to our consumer-marketing strategy, geographic diversity and disciplined capital improvement projects. This continues the trends we reported for 2000 and 1999 and confirms the success of our strategy of growing same-store sales through customer loyalty. Although strategic acquisitions contributed to our revenue growth over the three years, "same-store" revenue growth of 5.7% was achieved in 2001. We define "same-store" revenue growth as the increase in gaming revenue contributed by properties that were included in our results in each of the year-over-year periods that are being compared.

In 2001, our income from operations, net income and diluted earnings per share increased significantly over our 2000 results, due primarily to 2000 charges for reserves of $220 million for receivables not expected to be recovered in JCC's reorganization plan and write-offs and reserves of $39.4 million for our investment in and loans to National Airlines, Inc. ("NAI"). Comparison of our year-over-year results is complicated by these unusual charges in 2000. The table below presents a pro forma comparison of our operating results, which have been adjusted to exclude 2001 gains from the condemnation and sale of nonstrategic real estate; 2000 charges for JCC and NAI; 2001 loss and 1999 gains from sales of equity interests in subsidiaries, and the estimated tax effects of those events in each year.

				Percentage Increase/(Decrease)	
(In millions, except earnings per share)	*2001*	*2000*	*1999*	*01 vs 00*	*00 vs 99*
Total revenues	**$3,709.0**	$3,329.8	$2,894.1	11.4%	15.1%
Income from operations	**581.0**	502.7	481.0	15.6%	4.5%
Income before extraordinary items	**200.3**	164.0	181.8	22.1%	(9.8)%
Net income	**200.3**	163.3	170.8	22.7%	(4.4)%
Earnings per share–diluted					
Before extraordinary items	**1.73**	1.38	1.41	25.4%	(2.1)%
Net income	**1.73**	1.37	1.33	26.3%	3.0%
Operating margin	**15.7%**	15.1%	16.6%	0.6pts	(1.5)pts

Strategic Acquisitions

As part of our growth strategy and to further enhance our geographic distribution, strengthen our access to target customers and leverage our technological and centralized services infrastructure, we have acquired four casino companies in the past four years. All four acquisition transactions were accounted for as purchases. The following provides a brief review of our acquisition activities.

Company	*Date Acquired*	*Total Purchase Price[(a)]*	*Goodwill Assigned*	*Number of Casinos*	*Geographic Location*
Showboat, Inc.	June 1998	$1,045 million	$322 million	2[(b)]	Atlantic City, New Jersey East Chicago, Indiana
Rio Hotel & Casino, Inc.	January 1999	$ 987 million	$ 93 million	1	Las Vegas, Nevada
Players International, Inc.	March 2000	$ 439 million	$204 million	3	Lake Charles, Louisiana Metropolis, Illinois St. Louis, Missouri
Harveys Casino Resorts	July 2001	$ 661 million	$266 million	4	Central City, Colorado Council Bluffs, Iowa (2) Lake Tahoe, Nevada

(a) Total purchase price includes the market value of debt assumed.
(b) Interests in two other casinos that were included in the acquisition were subsequently sold (see discussion below).

SHOWBOAT, INC. Our June 1, 1998, acquisition of Showboat, Inc. ("Showboat") has given us a stronger presence in the two key markets of Atlantic City and Chicago. In Atlantic City, Showboat provides us with a strong additional brand in a strategic Boardwalk location that complements our Harrah's brand location in the Marina district. In the Chicago market, the combination of Showboat's riverboat casino complex southeast of Chicago in neighboring Indiana, which has been re-branded as a Harrah's casino, and Harrah's in Joliet, Illinois, southwest of Chicago, makes it possible for us to seek the loyalty of a broader share of visitors from the Chicago area.

Also included in the Showboat acquisition was a 24.6% equity ownership interest in the Star City casino in Sydney, Australia and an agreement to manage that casino. In the fourth quarter of 1999, we sold our ownership interest in the Star City casino, and in the first quarter of 2000, we completed the sale of our management interests in that property. We received net proceeds of approximately $200 million from these sales. (See Other Factors Affecting Net Income.)

During the first quarter of 2000, we completed the sale for cash of the Showboat Las Vegas property, which was also acquired in our purchase of Showboat, Inc. At the time of the Showboat acquisition, the Showboat Las Vegas property was determined to be a nonstrategic asset for us and was reported as an asset-held-for-sale in our financial statements. No gain or loss resulted from the sale of this asset.

RIO HOTEL & CASINO, INC. We completed our merger with Rio on January 1, 1999, issuing approximately 25 million shares of our common stock to acquire all of Rio's outstanding shares. The addition of the Rio to the family of Harrah's Entertainment properties provides our customers who frequent Las Vegas a choice between two distinct, high-quality experiences: a high-quality Las Vegas strip destination and a high-quality resort experience. In addition to the Rio property, our acquisition also included Rio Secco, an 18-hole championship golf course, and approximately 35 acres adjacent to the Rio, which is available for further development.

PLAYERS INTERNATIONAL, INC. On March 22, 2000, we completed our acquisition of Players, which operated a dockside riverboat casino on the Ohio River in Metropolis, Illinois; two cruising riverboat casinos in Lake Charles, Louisiana; two dockside riverboat casinos in Maryland Heights, Missouri; and a horse racetrack in Paducah, Kentucky. Players and Harrah's Entertainment jointly operated a landside hotel and entertainment facility at the Maryland Heights property, a suburb of St. Louis. The operations of the Players facility in Maryland Heights were consolidated with the adjacent Harrah's operation immediately after the acquisition, and the Lake Charles and Metropolis facilities were subsequently converted to the Harrah's brand.

HARVEYS CASINO RESORTS. On July 31, 2001, we completed our acquisition of Harveys. We paid approximately $294 million for the equity interests in Harveys, assumed approximately $350 million in outstanding debt and paid approximately $17 million in acquisition costs. We also assumed a $50 million contingent liability. This liability is contingent on the results of a referendum to be decided by the voters in Pottawattamie County, Iowa, in November 2002. If the referendum passes, we will pay an additional $50 million in acquisition costs. If the referendum does not pass, the excursion gambling boat license may remain valid until January 26, 2004; however, the Bluffs Run Casino would have to cease gaming operations in a relatively short time after the referendum date. Management believes that the referendum will pass; however, in the event the referendum does not pass and gaming operations cease in Pottawattamie County, we would likely have a significant impairment related to the carrying value of our assets in Iowa. We financed the acquisition, and retired Harveys assumed debt, with borrowings under our bank credit facility. The purchase included the Harveys Resort & Casino in Lake Tahoe, Nevada, the Harveys Casino Hotel and the Bluffs Run Casino, both in Council Bluffs, Iowa and the Harveys Wagon Wheel Hotel/Casino in Central City, Colorado. The addition of the Harveys properties expanded our geographic distribution to 25 casinos in 12 states, increased our nationwide casino square footage by almost 15% and added 1,109 hotel rooms, 149 table games and 5,768 slot machines to serve our customers. The transaction will introduce Harrah's and our Total Rewards customer-loyalty program to 1.7 million potential new customers within 150 miles of Council Bluffs and will strengthen our relationships with customers throughout the Nevada-Northern California gaming market.

Regional Results and Development Plans

In the following discussions of the operating results for our properties, we define operating profit as revenues less direct operating expenses and depreciation and amortization, excluding amortization of intangible assets.

Western Region

(In millions)	*2001*	*2000*	*1999*	*Percentage Increase/(Decrease) 01 vs 00*	*00 vs 99*
Casino revenues	**$ 786.3**	$ 726.8	$ 730.1	8.2%	(0.5)%
Total revenues	**1,203.5**	1,129.7	1,136.5	6.5%	(0.6)%
Operating profit	**130.8**	127.9	182.4	2.3%	(29.9)%
Operating margin	**10.9%**	11.3%	16.0%	(0.4)pts	(4.7)pts

Because many of our Western Region properties are located in resort destination markets, our Western Region felt an ongoing impact of the September 11, 2001, terrorist attacks and the subsequent effect on air travel. While occupancy levels and gaming revenues improved at these properties as compared to our operating levels immediately following the terrorist attacks, this was achieved at a higher cost as properties spent more to induce customers to visit the casinos.

Western Region results include results for five months from Harveys Lake Tahoe, which is included in the Northern Nevada discussion, and Harveys Wagon Wheel Hotel/Casino in Central City, Colorado, which contributed $19.3 million in revenues and $1.3 million in operating profit in 2001.

SOUTHERN NEVADA. Revenues increased in Southern Nevada in 2001 due to record revenues at Harrah's Las Vegas, which achieved a 6.6% increase over 2000 revenues despite travel disruptions to this resort destination following the September 11, 2001, terrorist attacks. Revenues at Harrah's Laughlin matched those reported in 2000, and Rio's revenues declined 0.5% from the prior year. The increase in operating income in Southern Nevada was due to improved performance at the Rio, despite $13 million in nonrecurring charges recorded by the Rio in 2001 to focus its operations. The focus of Rio's operations to de-emphasize international high-end table game play, which generated losses in 2000, resulted in improved results at this property.

Revenue and operating profit decreases in Southern Nevada in 2000 from 1999 were due to Rio's table games hold percentage, which ran well below historical average throughout much of 2000. In addition to the revenue shortfalls, Rio's operating margin was impacted by increased entertainment costs. Our Harrah's-brand Southern Nevada properties posted a 10.2% increase in revenues in 2000 over 1999 while operating profits for these properties were up 24.3% over 1999. These increases were driven by growth in cross-market play, more effective marketing programs and improved margins.

NORTHERN NEVADA. The increase in Northern Nevada revenues in 2001 was due to the inclusion of operating results for Harveys Lake Tahoe for the five months subsequent to our acquisition of Harveys. Excluding revenues contributed by Harveys, Northern Nevada revenues were down 6.4%, as a result of the interruption in airline service and the ensuing reduction in air travel following the events of September 11 and lower than normal retail, especially nontracked, walk-in business in northern Nevada due to the weak economy in the area's major California feeder market. Operating profit dropped 18.1% in Northern Nevada from 2000 due to increased costs associated with efforts to return revenue levels to normal levels.

Northern Nevada posted record revenues in 2000, up 7.2% from 1999 revenues, and operating profit increased 14.3% over 1999. These increases were due to property enhancements in Reno and Lake Tahoe and to execution of our consumer marketing strategy.

Central Region

				Percentage Increase/(Decrease)	
(In millions)	*2001*	*2000*	*1999*	*01 vs 00*	*00 vs 99*
Casino revenues	**$1,698.0**	$1,381.6	$970.9	22.9%	42.3%
Total revenues	**1,707.6**	1,392.8	974.2	22.6%	43.0%
Operating profit	**361.4**	304.8	201.8	18.6%	51.0%
Operating margin	**21.2%**	21.9%	20.7%	(0.7)pts	1.2pts

The addition of the Harveys properties in Iowa, a full year of operations of the properties acquired in the Players acquisition and record performance at several of our Central Region properties combined to give the Central Region impressive increases in revenue and operating profit in 2001. Our growth was also enhanced by recent capital investments that generated strong customer demand and higher cash flow.

The revenue and operating profit increases reported by the Central Region for 2000 versus 1999 were due to the acquisition of Players in late March 2000, and to record performances at several of our properties in the region. Excluding the impact of the Players acquisition, Central Region gaming revenues increased 13.9% in 2000 over the prior year and drove correlating increases in net revenues and operating profit.

CHICAGOLAND/ILLINOIS. For the third straight year, our Chicagoland properties achieved record revenues and operating profit. Revenues at Harrah's Joliet increased 6.1%, however, operating profit at that property decreased 3.8% due to the accelerated depreciation on riverboats that were removed from service in late September 2001, when the property was converted from riverboats to barges. Following the decision in mid-2000 to remove the two riverboats from service, depreciation was accelerated to reduce the riverboats to their estimated salvage values during their expected remaining service life. Revenues at Harrah's East Chicago increased 7.2% and operating profit increased 8.6%. In late December, 10 floors of East Chicago's new 15-floor hotel opened. The remaining floors are expected to open in first quarter 2002.

Year 2000 revenues and operating income for our Chicagoland properties were higher by 25.4% and 36.3%, respectively, from 1999. Harrah's Joliet benefited from the mid-1999 elimination of cruise scheduling and ticketing and the fourth quarter 1999 opening of the hotel at that property. Excluding the accelerated depreciation on the riverboats that were taken out of service in 2001, Harrah's Joliet's operating profit increased 43.5% in 2000. Harrah's East Chicago's revenues increased 19.4% and operating profit increased 37.9% in 2000 over 1999. We believe that these results were driven by the March 1999 re-branding of this property to the Harrah's brand and the successful execution of the Company's customer-loyalty strategy in East Chicago.

Harrah's Metropolis, which was acquired in the Players transaction in March 2000, contributed $118.0 million in revenues and $31.6 million in operating profit in 2001 compared to $85.3 million in revenues and $27.2 million in operating income for the period subsequent to its acquisition in 2000. Construction was completed in September 2001 to renovate the Metropolis facility, including replacing the existing riverboat with a larger, refurbished riverboat that had previously been used at our North Kansas City property. As a component of this project, the property was converted from the Players to the Harrah's brand.

LOUISIANA. Revenues at Harrah's Shreveport increased 32.1% in 2001. These revenue gains were aided by the new 514-room hotel and player amenities that opened in the first quarter of 2001. Increased promotional expenses, cost inefficiencies associated with the staggered opening of the hotel, increased depreciation associated with the newly constructed assets and a one percentage point increase in gaming taxes that was effective in second quarter 2001 combined to cause margins to decline, resulting in only a 1.4% increase in operating profit. The gaming tax rate at this property will increase another one percentage point in 2002 and another one percentage point in 2003.

Harrah's Shreveport's 2000 revenues declined 0.7% and its operating profit declined 16.4% from 1999 levels. These declines were the result of construction disruptions and costs of promotions mounted to sustain business during construction activities.

The Lake Charles property, which was acquired in the Players acquisition in March 2000 and was re-branded to the Harrah's brand in fourth quarter 2000, contributed $164.3 million in revenues and $28.7 million in operating profit in 2001 compared to $123.1 million in revenues and $21.2 million in operating profit for the slightly more than nine months that we owned the property in 2000. A major refurbishment of the hotel at this property, which was conducted in 2001, created construction disruptions and loss of available rooms during the construction period. Also affecting operating profit was an increase in gaming taxes from 18.5% to 21.5% of gaming revenues, which was effective in the second quarter of 2001. No further gaming tax rate increases are expected at this time.

MISSISSIPPI. Combined revenues from our Mississippi operations increased 2.8% in 2001 compared to 2000. This follows a 1.3% decrease in 2000 from 1999. Operating profit from our Mississippi properties increased 47.3% in 2001 over 2000 as a result of the higher revenues and increased cost efficiency efforts. In 2000, operating profit fell 13.5% from 1999 levels.

In March 1999, we consummated the sale of our original Tunica property to another casino company. Our gain from this disposition is reported in Write-downs, reserves and recoveries in the Consolidated Statements of Operations.

MISSOURI. For the second consecutive year, record revenues and operating profit were achieved by our Harrah's North Kansas City property. Revenues and operating profit at Harrah's North Kansas City increased 4.7% and 4.7%, respectively, over 2000 due to effective marketing, cost management efforts and facilities enhancements at the property. Construction was completed at the end of the second quarter of 2001 on the new casino space at North Kansas City, which consolidated all of the gaming space into a single facility. The riverboat that had been used since 1994 was refurbished and moved to our Metropolis property.

Year 2001 revenues at Harrah's St. Louis were 21.2% higher than 2000 revenues, and operating profit was up 32.8% compared to 2000. These increases reflect the March 22, 2000, acquisition of Players and operational synergies achieved with the combination of the Harrah's and Players operations. Year 2000 revenues at Harrah's St. Louis were 75.0% higher than in 1999 and operating profit was up 54.6% due principally to the acquisition of Players in March 2000 and the integration of Players St. Louis and the Harrah's/Players jointly-owned shore-side facilities into our operations.

The St. Louis shore-side facilities were owned jointly with Players prior to our March 2000, acquisition of that company. Our pro rata share of operating losses of the joint venture in 2000 up to the date of the Players acquisition was $2.4 million. Our pro rata share of the operating losses of the shore-side facilities was $10.4 million for 1999. These operating losses are included in Equity in (income) losses of nonconsolidated affiliates in our Consolidated Statements of Operations (see Other Factors Affecting Net Income (Loss)). Subsequent to the Players acquisition, results of the shore-side facilities, as well as for Players St. Louis operations, are combined with Harrah's St. Louis' operating results.

IOWA. The two properties in Iowa contributed $103.6 million in revenues and $21.2 million in operating profit for the five months since our acquisition of Harveys.

Eastern Region

				Percentage Increase/(Decrease)	
(In millions)	*2001*	*2000*	*1999*	*01 vs 00*	*00 vs 99*
Casino revenues	**$751.0**	$743.3	$723.3	1.0%	2.8%
Total revenues	**724.0**	723.5	702.8	0.1%	2.9%
Operating profit	**183.0**	182.3	173.8	0.4%	4.9%
Operating margin	**25.3%**	25.2%	24.7%	0.1pts	0.5pts

Our Eastern Region is comprised of the operating results of Harrah's Atlantic City and the Atlantic City Showboat property. Harrah's Atlantic City achieved record revenues for the fifth consecutive year in 2001, and its operating profit, which was at a record level for the third consecutive year, increased 5.9% compared to 2000. These records were achieved despite construction disruptions during most of the year and disruptions to business due to the September 11 terrorist attacks. Construction is underway at Harrah's Atlantic City on a 452-room expansion, which will increase the hotel's capacity to more than 1,600 rooms, and on a project to create an additional 28,000 square feet of casino floor space and expand a buffet area. The hotel expansion and the first phase of the casino expansion project are expected to be completed in the second quarter of 2002. Harrah's Atlantic City's 2000 revenues and operating profit increased 5.8% and 16.6%, respectively, over 1999 levels.

Showboat Atlantic City's revenues decreased 0.7% in 2001 and operating profit declined 12.8% from last year. This property, which is more reliant on customers who travel to Atlantic City by bus, was impacted by the September 11 terrorist attacks and construction disruptions related to reconfiguration of the casino floor. The reconfiguration of Showboat's casino floor was completed in the second quarter of 2001, a new buffet and coffee shop opened in the fourth quarter of 2001 and our tiered Total Rewards customer-loyalty program was implemented during 2001 at this property. Showboat Atlantic City's 2000 revenues were down 0.3% from 1999 levels and its operating profit was down 9.8% for the same period. In November 2001, we announced plans to construct a $90 million, 544-room hotel tower at this property, which is expected to open in the third quarter of 2003.

Managed Casinos and Other

(In millions)	2001	2000	1999	Percentage Increase/(Decrease) 01 vs 00	00 vs 99
Revenues	**$69.0**	$78.5	$77.9	(12.1)%	0.8%
Operating profit	**30.8**	40.4	43.3	(23.8)%	(6.7)%

Our Managed Casinos and Other revenues and operating profit were lower in 2001 than in 2000. Fees from Harrah's New Orleans and the Star City casino in Sydney, Australia, were less in 2001 than in 2000 due to changes in the management agreements. No management fees were recorded from Harrah's New Orleans in the first quarter of 2001 due to the bankruptcy filing of JCC. Pursuant to JCC's reorganization plan, which was effective at the end of March 2001, an amended management agreement changed the base management fee to an incentive management fee based on earnings of the business before interest expense, income taxes, depreciation, amortization and management fees. Management fees from Indian-owned casinos increased 13.5% over fees earned in 2000 due to strong performances at those properties. We have recently extended the management agreement for three Indian properties that we currently manage. Those properties and the expiration date of the current management contract are: Harrah's Cherokee, North Carolina, November 2004; Harrah's Ak-Chin, near Phoenix, Arizona, December 2004 and Harrah's Prairie Band near Topeka, Kansas, January 2008.

Managed Casinos and Other results for 2000 reflected a full year of management fees from Harrah's New Orleans, which opened in the fourth quarter of 1999 and which essentially offset lower management fee percentages as a result of renewal and extension agreements for two of the Indian-owned facilities that we manage.

In the third quarter of 2000, the Eastern Band of Cherokee Indians broke ground on a new $63 million hotel and conference center at Harrah's Cherokee Smoky Mountain Casino in Cherokee, North Carolina. Construction of the 252-room hotel and 30,000-square foot conference center is slated for completion in second quarter 2002.

During first quarter 2000, we signed a definitive agreement with the Rincon San Luiseno Band of Mission Indians ("Rincon") to act as developer and manager for the Tribe's $125 million casino and hotel on Rincon tribal land less than 50 miles north of San Diego, California. This location provides convenient access to metropolitan San Diego, La Jolla, Del Mar, Escondido and Orange County, California. Rincon opened a temporary casino facility in January 2001. We are providing Rincon technical services related to the development and operation of the temporary casino, but we do not manage the temporary facility. Construction of the permanent facility is underway and is expected to be completed in fourth quarter of 2002. Rincon has secured third-party financing, which we have guaranteed, for its permanent casino. We will manage the permanent facility for a fee.

An expansion to the Harrah's Ak-Chin casino opened in first quarter 2001 and includes a new 146-room hotel, an additional restaurant, meeting and banquet room facilities, a resort pool and a landscaped courtyard.

See Debt and Liquidity for further discussion of our guarantees of debt related to Indian projects.

We ceased management of the Star City casino in Sydney, Australia in January 2000, upon the completion of the buy-out of our management contract by another company. Their acquisition of the management contract followed their buy-out of our equity ownership in the casino in fourth quarter 1999. (See Other Factors Affecting Net Income (Loss).)

Also included in Managed Casinos and Other are our brand marketing costs. In 1998, we launched the first national brand advertising campaign by a casino company.

Other Factors Affecting Net Income (Loss)

(Income)/Expense (In millions)	2001	2000	1999	Percentage Increase/(Decrease) 01 vs 00	00 vs 99
Development costs	**$ 6.4**	$ 6.4	$ 6.5	0.0%	(1.5)%
Write-downs, reserves and recoveries:					
Reserves for New Orleans Casino	**2.3**	220.0	–	N/M	N/M
Other	**20.2**	6.1	2.2	N/M	N/M
Project opening costs	**13.1**	8.3	2.3	57.8%	N/M
Corporate expense	**52.7**	50.5	42.7	4.4%	18.3%
Headquarters relocation and reorganization costs	**-**	3.0	10.3	N/M	(70.9)%
Equity in (income) losses of nonconsolidated affiliates	**(0.1)**	57.9	43.5	N/M	33.1%
Venture restructuring costs	**2.5**	0.4	(0.3)	N/M	N/M
Amortization of goodwill and other intangible assets	**25.3**	21.5	17.6	17.7%	22.2%
Interest expense, net	**255.8**	227.1	193.4	12.6%	17.4%
Loss/(gain) on interests in nonconsolidated affiliates	**5.0**	41.6	(59.8)	(88.0)%	N/M
Other income	**(28.2)**	(3.9)	(12.1)	N/M	(67.8)%
Effective tax rate	**36.4%**	86.4%	35.9%	N/M	N/M
Minority interests	**$ 12.6**	$ 13.8	$ 11.2	(8.7)%	23.2%
Extraordinary losses, net of income taxes	**-**	0.7	11.0	N/M	(93.6)%

N/M = Not meaningful

Write-downs, reserves and recoveries include various pretax charges to record asset impairments, contingent liability reserves, project write-offs and recoveries at time of sale of previously recorded reserves for asset impairment. The components of Write-downs, reserves and recoveries were as follows:

(In thousands)	2001	2000	1999
Reserves for New Orleans casino	**$ 2,322**	$220,000	$ –
Impairment of long-lived assets	**8,203**	5,813	3,367
Termination of contracts	**4,060**	2,505	–
Write-off of abandoned assets and other costs	**8,484**	2,800	569
Recoveries from previously impaired assets	**(571)**	(5,012)	(1,701)
	$22,498	$226,106	$ 2,235

Year 2001 Project opening costs included costs incurred in connection with the integration of acquired properties into the Harrah's systems and technology and costs incurred in connection with expansion and renovation projects at various properties. Year 2000 Project opening costs included costs incurred in connection with the integration of the Players properties into the Harrah's systems and technology and costs incurred in connection with expansions at various casinos. Year 1999 Project opening costs included a fee paid in connection with the renewal of a management contract and costs related to expansions at various properties.

Corporate expense increased 4.4% in 2001 over 2000, but represented only 1.4% of revenues in 2001, which is basically level with the 1.5% of revenues reported in 2000 and 1.5% in 1999.

During 1999, we relocated our corporate headquarters and moved our senior corporate executives and their support staffs to Las Vegas, Nevada. The Company's national services headquarters remains in Memphis, Tennessee. $10.3 million of costs related to the relocation of the Company's headquarters was expensed in 1999. The final phase of the relocation was completed in 2000, and an additional $3.0 million was expensed in that year.

Equity in nonconsolidated affiliates in 2001 improved significantly over 2000 losses, which reflected our share of operating losses for 2000 from JCC ($46.0 million) and NAI ($9.3 million). NAI and JCC filed voluntary petitions for reorganization relief in December 2000 and January 2001, respectively, triggering write-offs of our remaining investments and reserves for receivables and contingent liabilities, and our equity pick-up of the operating losses of both JCC and NAI ceased as of the end of 2000. With the implementation of JCC's reorganization plan, we resumed recording our share of JCC's results in second quarter 2001, however, our ownership interest has increased to 49% from approximately 42% last year. Our share of 1999 losses from JCC was $23.2 million, including $14.9 million of project opening costs. Our share of NAI's 1999 losses was $8.8 million, including $2.7 million of their project opening costs. With the acquisition of Rio, our ownership interest in NAI increased from 23.9% to 47.8%. During 1999, we accounted for Rio's investment in the airline as an asset-held-for-sale. Although the Rio ownership interest was still for sale during 2000, our equity pick-up percentage increased to reflect our full ownership interest. With the write-off of our remaining investment in NAI at the end of 2000 and the subsequent abandonment of all rights to our shares of NAI stock and stock purchase warrants, we ceased recording our share of NAI's results in 2001. Since the acquisition of Players in March of 2000, the St. Louis shore-side facilities are included in our St. Louis operations; therefore, Equity in losses of nonconsolidated affiliates for 2000 included our pro rata share of these facilities' losses only up to the date of the Players acquisition. Year 1999 losses from the joint venture portion of the St. Louis development were $10.4 million.

Venture restructuring costs represent our costs, including legal fees, associated with the development of reorganization plans for the New Orleans casino.

Amortization of goodwill and other intangible assets increased in 2000 with the acquisition of Players and again in 2001 with the acquisition of Harveys. Because the acquisition of Harveys occurred after June 30, 2001, it is subject to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," whereby goodwill and other intangible assets with indefinite lives will not be amortized. However, certain other intangible assets with defined lives related to the Harveys acquisition are being amortized. (See Note 2 to our Consolidated Financial Statements.)

Interest expense increased in 2000 over 1999 and again in 2001 over 2000 due to debt incurred and assumed in connection with our acquisitions and stock repurchase activities.

The 2001 Gains (losses) on interests in nonconsolidated affiliates reflects the write-off of an investment in Zoho Corporation. The 2000 Gains (losses) on interests in nonconsolidated affiliates reflects the charges for reserves related to NAI and the loss on an investment. In 1999, we sold our shares of Star City casino and recorded a pretax gain of $43.5 million. We also sold our interest in Sodak Gaming, Inc. to a gaming equipment manufacturing company and recorded a pretax gain of $16.3 million.

The increase in Other income in 2001 was primarily due to a gain on the settlement on the 1998 condemnation of land in Atlantic City, the sale of nonstrategic land in Nevada and resolution of a contingency related to a former affiliate. The decrease in Other income in 2000 was primarily due to lower interest income on the cash-surrender-value of life insurance policies.

The effective tax rate for 2001, as well as for 2000 and 1999, is higher than the federal statutory rate primarily due to state income taxes and that portion of our goodwill amortization that is not deductible for tax purposes.

Minority interests reflect joint venture partners' shares of income at joint venture casinos.

Extraordinary losses reported in all three years are due to early extinguishments of debt and include the premium paid to holders of the debt retired and the write-off of related unamortized deferred finance charges. (See Debt and Liquidity–Extinguishments of Debt.)

Capital Spending and Development

Part of our plan for growth and stability includes disciplined capital improvement projects, and 2001 has been a year of significant capital reinvestment in our properties.

In addition to the specific development and expansion projects discussed in Regional Results and Development Plans, we perform ongoing refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our capital spending for 2001 totaled approximately $550.5 million, excluding the costs of our acquisition of Harveys. For the year 2000, our capital spending, excluding the costs of our acquisition of Players and the purchase of JCC's debt, was $568.3 million. For the year 1999, our capital spending totaled $430.1 million, excluding the costs of our merger with Rio and our acquisition of the additional ownership interest in the East Chicago partnership. Estimated total capital expenditures for 2002 are expected to be between $400 million and $500 million. Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, the Bank Facility (see Debt and Liquidity), joint venture partners, specific project financing, guarantees of third-party debt and, if necessary, additional debt and/or equity offerings.

Debt and Liquidity

Bank Facility

The Company has revolving credit and letter of credit facilities (the "Bank Facility"), which provide us with borrowing capacity of $1.853 billion. The Bank Facility consists of a five-year $1.525 billion revolving credit and letter of credit facility maturing in 2004 and a separate $328 million revolving credit facility, which is renewable annually at the borrower's and lenders' options. As of December 31, 2001, the Bank Facility bears interest based upon 87.5 basis points over LIBOR for current borrowings under the five-year facility and 92.5 basis points over LIBOR for the 364-day facility. In addition, there is a facility fee for borrowed and unborrowed amounts, which is currently 20 basis points on the five-year facility and 15 basis points on the 364-day facility. The interest rate and facility fee are based on our current debt ratings and leverage ratio and may change as our debt ratings and leverage ratio change. There is an option on each facility to borrow at the prime rate. As of December 31, 2001, $1.38 billion in borrowings were outstanding under the Bank Facility, with an additional $85.4 million committed to back letters of credit. After consideration of these borrowings, $387.6 million of additional borrowing capacity was available to the Company as of December 31, 2001.

The majority of our debt is due in the year 2004 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt and/or equity offerings.

Issuance of New Debt

In addition to our Bank Facility, we have issued debt and entered into credit agreements to provide for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, to provide the Company with cost-effective borrowing flexibility and to replace short-term, floating-rate debt with long-term, fixed-rate debt. The table below summarizes debt obligations outstanding at December 31, 2001, that we have entered into during the last three years.

(In thousands)

Debt	Issued	Matures	Outstanding at December 31, 2001
7.5% Senior Notes	January 1999	2009	$500,000
Uncommitted Line of Credit Agreement	2001	2002	31,000
8.0% Senior Notes	January 2001	2011	500,000
7.125% Senior Notes	June 2001	2007	500,000

Extinguishments of Debt

Funds from the new debt discussed above, as well as proceeds from our Bank Facility, were used to retire certain of our outstanding debt, in particular those debt obligations assumed in our acquisition transactions, to reduce our effective interest rate and/or lengthen maturities. The following table summarizes the debt obligations that we have retired over the last three years.

(In thousands)

Issuer	Date Retired	Debt Extinguished	Face Value Retired
Harveys	September 2001	10.625% Senior Subordinated Notes due 2006	$150,000
Showboat	August 2001	13% Senior Subordinated Notes due 2009	2,100
Harveys	July 2001	Credit facility due 2004	192,000
Players	June 2000	10.875% Senior Notes due 2005	150,000
Showboat	June 2000	9.25% First Mortgage Bonds due 2008	56,445
SMCP	March 1999	13.5% First Mortgage Notes due 2003	140,000
Rio	May 1999	10.625% Senior Subordinated Notes due 2005	100,000
Rio	May 1999	9.5% Senior Subordinated Notes due 2007	125,000
SMCP	July 1999	Capital lease obligations	9,210

Short-term Debt

In June 2000, we entered into a 364-day credit agreement (the "Credit Agreement") with a lender whereby we borrowed $150 million to redeem the Players Notes. Interest rates, facility fees and covenants in the Credit Agreement were identical to those provisions contained in our Bank Facility. The Credit Agreement was paid off in January 2001, using proceeds from the 8% Notes.

In a program designed for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, we have entered into an uncommitted line of credit agreement with a lender whereby we can borrow up to $35 million for periods of ninety days or less. At December 31, 2001, we had borrowed $31 million under this agreement. Borrowings bear interest at current market rates. Interest rates on amounts borrowed under these agreements during 2001 ranged from 2.4% to 7.6%. This agreement does not decrease our borrowing capacity under our Bank Facility.

Equity Repurchase Programs

During the past three years, our Board of Directors has authorized three plans whereby we have purchased shares of the Company's common stock in the open market from time to time as market conditions and other factors warranted. The table below summarizes the three plans.

Plan Authorized	Number of Shares Authorized	Number of Shares Purchased	Average Price Per Share
July 1999	10.0 million	10.0 million	$23.44
April 2000	12.5 million	12.5 million	25.08
July 2001	6.0 million	2.1 million	25.46

The July 2001 authorization expires December 31, 2002. The repurchases were funded through available operating cash flows and borrowings from our Bank Facility.

Short-term Financing Needs

Our cash and marketable securities totaled approximately $361.5 million at December 31, 2001. We believe that our cash and marketable securities balance, our cash flow from operations and the financing sources discussed herein, will be sufficient to meet our normal operating requirements during the next twelve months. We continue to review additional opportunities to acquire or invest in companies, properties and other investments that are compatible with our existing business. We could use cash, the financing sources discussed herein and financing sources that subsequently become available, to fund additional acquisitions or investments. In addition, we may consider issuing additional debt or equity securities in the future to fund potential acquisitions or growth or to refinance existing debt. If a material acquisition or investment is completed, our operating results and financial condition could change materially in future periods.

Guarantees of Third-party Debt and Other Commitments

The Company has guaranteed an annual payment obligation of JCC owed to the State of Louisiana of $50 million in the first year ($12.3 million remained at December 31, 2001) and $60 million for three subsequent years. We receive a fee of 2% of the average amount at risk for providing this guarantee. We also hold approximately $51 million of the new debt of JCC, which replaced $81.6 million owed to us prior to the JCC reorganization. We are also providing a $35 million revolving credit facility to JCC at market terms. At December 31, 2001, no funds were outstanding from JCC under the revolving credit facility.

As of December 31, 2001, we are exposed to up to $12 million of liability under a letter of credit on behalf of NAI, which expires on February 19, 2002. We have an agreement with another investor of NAI whereby that investor is obligated to reimburse us for approximately 56% of amounts that we may pay under the letter of credit and that we funded under another letter of credit. During second quarter 2001, a subsidiary of the Company filed a lawsuit against the other investor for breach of contract due to the investor's failure to reimburse the Company for his share of the $8.6 million we have paid against the second letter of credit. As contractually permitted, the guarantor elected to submit the issue to arbitration. A ruling from the arbitrator is pending. If we are required to fund under the remaining letter of credit and are unsuccessful in collecting from the other investor, we would record additional losses of up to $12 million for NAI.

In addition to guarantees and commitments related to JCC and NAI, the agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment pursuant to the contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 73 months from December 31, 2001, is $1.1 million.

We may guarantee all or part of the debt incurred by Indian tribes with which we have entered a management contract to fund development of casinos on the Indian lands. For all existing guarantees of Indian debt, we have obtained a first lien on certain personal property (tangible and intangible) of the casino enterprise. There can be no assurance, however, that the value of such property would satisfy our obligations in the event these guarantees were enforced. Additionally, we have received limited waivers from the Indian tribes of their sovereign immunity to allow us to pursue our rights under the contracts between the parties and to enforce collection efforts as to any assets in which a security interest is taken. The aggregate outstanding balance of such debt as of December 31, 2001, was $130.2 million.

With the Harveys acquisition in July 2001, we assumed a $50 million contingent liability that may become due as part of the consideration paid for the net assets of Harveys. The contingent payment depends on the results of a referendum to be decided by the voters of Pottawattamie County, Iowa, in November 2002.

Effects of Current Economic and Political Conditions

Aftermath of the September 11, 2001 Attacks

We cannot predict the length or severity of the economic downturn that was precipitated by the September 11, 2001, terrorist attacks. A significant period of reduced discretionary spending and disruptions in airline travel and business conventions could have a material adverse impact on our results of operations. In addition, the September 11, 2001 attacks, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business and results of operations in ways that cannot presently be predicted. We will be predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Competitive Pressures

Due to the limited number of new markets opening for development in recent years, most casino operators have been reinvesting in existing markets to attract new customers, thereby increasing competition in those markets. As companies have completed expansion projects, supply has grown at a faster pace than demand in some markets and competition has increased significantly. Furthermore, several operators, including Harrah's Entertainment, have announced plans for additional developments or expansions in some markets.

In October 2001, the legislature of the State of New York approved a bill authorizing six new tribal casinos in that state and video lottery terminals at tracks. The measure allows the governor of New York to negotiate gaming compacts with American Indian tribes to operate three casinos in the Catskills and three casinos in western New York.

In September 1999, the State of California and approximately 60 Indian tribes executed Class III Gaming Compacts, which other California tribes can join. The Compacts, when effective, will allow each tribe to operate, on tribal trust lands, two casinos with up to 2,000 slot machines per tribe and unlimited house-banked card games. Our own agreements with the Rincon Tribe are a result of these events (see Operating Results and Development Plans, Managed Casinos and Other).

At this time, the ultimate impacts that the New York Compacts or the California Compacts may have on the industry or on our Company are uncertain. Other states are also considering legislation enabling the development and operation of casinos or casino-like operations.

Although, historically, the short-term effect of such competitive developments on our Company has been negative, we are not able to determine the long-term impact, whether favorable or unfavorable, that these trends and events will have on current or future markets. We believe that the geographic diversity of our operations; our focus on multi-market customer relationships; our service training, measurements and rewards programs; and our continuing efforts to establish our brands as premier brands upon which we have built strong customer loyalty have well-positioned us to face the challenges present within our industry. We utilize the unique capabilities of WINet, a sophisticated nationwide customer database, and Total Rewards, a nationwide reward and recognition program. Total Rewards provides our customers with a simple understanding of how to earn cash, comps and other benefits for playing at Harrah's Entertainment casinos. We believe both of these marketing tools provide us with competitive advantages, particularly with players who visit more than one market. All of our properties, with the exception of the Colorado property acquired in the Harveys acquisition, are integrated into both WINet and Total Rewards.

Political Uncertainties

The casino entertainment industry is subject to political and regulatory uncertainty. From time to time, individual jurisdictions have also considered legislation or referendums, which could adversely impact our operations. The likelihood or outcome of similar legislation and referendums in the future is difficult to predict.

The casino entertainment industry represents a significant source of tax revenues to the various jurisdictions in which casinos operate. From time to time, various state and federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, which would affect the industry. It is not possible to determine with certainty the scope or likelihood of possible future changes in tax laws or in the administration of such laws. If adopted, such changes could have a material adverse effect on our financial results.

Effects of Inflation

Inflation has had little effect on our historical operations over the past three fiscal years. Generally, we have not experienced any significant negative impact on gaming volume or on wagering propensity of our customers as a result of inflationary pressures. Further, we have been successful in increasing the amount of wagers and playing time of our casino customers through effective marketing programs. We have also, from time to time, adjusted our required minimum bets at table games and changed the relative mix of slot machines in favor of machines with higher average bets. These strategies, supplemented by effective cost management programs, have offset the impact of inflation on our operations over the past three fiscal years. In addition, inflation tends to increase the value of our casino entertainment properties.

Significant Accounting Policies and Estimates

We prepare our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the estimated lives assigned to our assets, the determination of bad debt, asset impairment and self insurance reserves, the purchase price allocations made in connection with our acquisitions and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodology we apply, our significant accounting policies are discussed where appropriate in this discussion and analysis and in the notes to our Consolidated Financial Statements.

Recently Issued and Proposed Accounting Standards

During first quarter 2001, the Emerging Issues Task Force reached a consensus on the portion of Issue 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future," which addresses the income statement classification of the value of the points redeemable for cash awarded under point programs like our Total Rewards program. Per the consensus, which for our Company was effective retroactively to January 1, 2001, with prior year restatement also required, the cost of these programs should be reported as a contra-revenue, rather than as an expense. Debate continues on a number of other facets of Issue 00-22 which could have an impact on our financial statements. We historically reported the costs of such points as an expense, so we have reclassified these costs to be contra-revenues in our Consolidated Statements of Operations to comply with the consensus. The amounts of expense reclassified for 2000 and 1999 were $141.4 million and $130.3 million, respectively. These reclassifications had no impact on Income from operations, Net income (loss) or Earnings (loss) per share.

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, including our acquisition of Harveys, to be accounted for using the purchase method. SFAS No. 142 provides new guidance on the recognition and amortization of intangible assets, eliminates the amortization of goodwill and requires annual assessments for impairment of goodwill by applying a fair-value-based test. We have not yet completed our analysis to determine the effect SFAS No. 142 may have on our financial statements; however, it is likely that an impairment charge will be necessary for a portion of the goodwill recorded on our books related to prior acquisitions. Upon adoption of SFAS No. 142, our net income will no longer reflect amortization of goodwill or other intangible assets with indefinite lives, however, certain other intangible assets will continue to be amortized. Net income could also be impacted by any charge for impairment of goodwill. SFAS No. 142 is effective for years beginning after December 15, 2001. Early adoption is not permitted.

During third quarter 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For our Company, SFAS No. 143 will be effective in 2003 and SFAS No. 144 will be effective in 2002. We are currently evaluating the provisions of these two recently issued accounting pronouncements and have not yet determined the impact that their adoption will have on our results of operations or financial position.

Private Securities Litigation Reform Act

This Annual Report includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial results. We have based these forward-looking statements on our current expectations and projections about future events.

We caution the reader that forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission ("SEC"):

- the effect of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular;
- construction factors, including zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues;
- our ability to timely and cost effectively integrate into our operations the companies that we acquire;
- access to available and feasible financing;
- changes in laws or regulations, third-party relations and approvals, and decisions of courts, regulators and governmental bodies;
- litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation;
- abnormal gaming holds; and
- the effects of competition, including locations of competitors and operating and market competition.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets

(In thousands, except share amounts)	December 31, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 361,470	$ 299,202
Receivables, less allowance for doubtful accounts of $61,150 and $49,357	110,781	122,050
Deferred income taxes (Note 9)	45,319	35,126
Income tax refunds receivable	28,326	56,132
Prepayments and other	48,927	48,107
Inventories	22,875	22,816
Total current assets	617,698	583,433
Land, buildings, riverboats and equipment		
Land and land improvements	766,401	705,393
Buildings, riverboats and improvements	3,200,493	2,652,867
Furniture, fixtures and equipment	1,208,706	974,233
Construction in progress	164,294	248,760
	5,339,894	4,581,253
Less: accumulated depreciation	(1,280,564)	(1,084,884)
	4,059,330	3,496,369
Goodwill, net of accumulated amortization of $92,046 and $72,465 (Note 2)	947,678	685,393
Investments in and advances to nonconsolidated affiliates (Note 15)	79,464	86,681
Deferred costs, trademarks and other (Note 4)	424,412	314,209
	$ 6,128,582	$ 5,166,085
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 123,428	$ 89,051
Accrued expenses (Note 4)	412,897	343,524
Short-term debt (Note 5)	31,000	215,000
Current portion of long-term debt (Note 5)	1,583	130,928
Total current liabilities	568,908	778,503
Long-term debt (Note 5)	3,719,443	2,835,846
Deferred credits and other	173,677	177,654
Deferred income taxes (Note 9)	261,119	85,650
	4,723,147	3,877,653
Minority interests	31,322	18,714
Commitments and contingencies (Notes 2, 6 and 12 through 15)		
Stockholders' equity (Notes 3, 14 and 15)		
Common stock, $0.10 par value, authorized–360,000,000 shares, outstanding–112,322,143 and 115,952,394 shares (net of 28,977,890 and 22,030,805 shares held in treasury)	11,232	11,595
Capital surplus	1,143,125	1,075,313
Retained earnings	248,098	224,251
Accumulated other comprehensive loss	(1,449)	(1,036)
Deferred compensation related to restricted stock	(26,893)	(40,405)
	1,374,113	1,269,718
	$ 6,128,582	$ 5,166,085

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

(In thousands, except per share amounts)	Year Ended December 31, 2001	2000	1999
Revenues			
Casino	**$3,235,761**	$2,852,048	$2,424,237
Food and beverage	**532,115**	480,757	429,684
Rooms	**301,846**	270,313	253,629
Management fees	**64,842**	66,398	75,890
Other	**140,234**	142,072	127,527
Less: casino promotional allowances	**(565,758)**	(481,792)	(416,842)
Total revenues	**3,709,040**	3,329,796	2,894,125
Operating expenses			
Direct			
Casino	**1,528,106**	1,354,268	1,124,254
Food and beverage	**234,938**	228,002	218,580
Rooms	**78,085**	67,800	66,818
Depreciation and amortization	**285,773**	236,082	193,599
Write-downs, reserves and recoveries (Note 7):			
Reserves for New Orleans casino	**2,322**	220,000	–
Other	**20,176**	6,106	2,235
Project opening costs	**13,136**	8,258	2,276
Corporate expense	**52,746**	50,472	42,748
Headquarters relocation and reorganization costs (Note 8)	**–**	2,983	10,274
Equity in (income) losses of nonconsolidated affiliates (Note 15)	**(148)**	57,935	43,467
Venture restructuring costs	**2,524**	400	(322)
Amortization of intangible assets	**25,288**	21,540	17,617
Other	**885,129**	793,212	691,542
Total operating expenses	**3,128,075**	3,047,058	2,413,088
Income from operations	**580,965**	282,738	481,037
Interest expense, net of interest capitalized (Note 1)	**(255,801)**	(227,139)	(193,407)
(Losses) gains on interests in nonconsolidated affiliates (Note 15)	**(5,040)**	(41,626)	59,824
Other income, including interest income	**28,219**	3,866	12,129
Income before income taxes and minority interests	**348,343**	17,839	359,583
Provision for income taxes (Note 9)	**(126,737)**	(15,415)	(128,914)
Minority interests	**(12,616)**	(13,768)	(11,166)
Income (loss) before extraordinary losses	**208,990**	(11,344)	219,503
Extraordinary losses, net of tax benefit of $13, $388 and $5,990 (Note 10)	**(23)**	(716)	(11,033)
Net income (loss)	**$ 208,967**	$ (12,060)	$ 208,470
Earnings (loss) per share–basic			
Before extraordinary losses	**$ 1.84**	$ (0.09)	$ 1.74
Extraordinary losses, net	**–**	(0.01)	(0.09)
Net income (loss)	**$ 1.84**	$ (0.10)	$ 1.65
Earnings (loss) per share–diluted			
Before extraordinary losses	**$ 1.81**	$ (0.09)	$ 1.71
Extraordinary losses, net	**–**	(0.01)	(0.09)
Net income (loss)	**$ 1.81**	$ (0.10)	$ 1.62
Weighted average common shares outstanding	**113,540**	117,190	126,072
Dilutive effect of stock compensation programs	**2,168**	–	2,676
Weighted average common and common equivalent shares outstanding	**115,708**	117,190	128,748

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) (Notes 3, 14 and 15)

(In thousands)	Common Stock Shares Outstanding	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation Related to Restricted Stock	Total	Comprehensive Income (Loss)
Balance–December 31, 1998	102,188	$10,219	$ 407,691	$ 451,410	$ 6,567	$(24,480)	$ 851,407	
Net income				208,470			208,470	$208,470
Unrealized gain on available-for-sale securities, less deferred tax provision of $2,118					3,606		3,606	3,606
Realization of gain due to sale of equity interest in nonconsolidated affiliate, net of tax provision of $6,031					(10,269)		(10,269)	(10,269)
Foreign currency adjustment					(397)		(397)	(397)
Treasury stock purchases	(6,108)	(611)		(147,341)			(147,952)	
Net shares issued in acquisition of Rio and minority interest in subsidiary	25,392	2,539	529,492				532,031	
Net shares issued under incentive compensation plans, including income tax benefit of $2,625	2,908	291	50,139			(1,049)	49,381	
1999 Comprehensive Income								$201,410
Balance–December 31, 1999	124,380	12,438	987,322	512,539	(493)	(25,529)	1,486,277	
Net loss				(12,060)			(12,060)	$ (12,060)
Unrealized loss on available-for-sale securities, less deferred tax benefit of $505					(824)		(824)	(824)
Realization of loss due to sale of equity interest in foreign subsidiary, net of tax benefit of $148					191		191	191
Foreign currency adjustment					90		90	90
Treasury stock purchases	(12,397)	(1,240)		(276,367)			(277,607)	
Net shares issued under incentive compensation plans, including income tax benefit of $15,739	3,969	397	87,991	139		(14,876)	73,651	
2000 Comprehensive Loss								$ (12,603)
Balance–December 31, 2000	115,952	11,595	1,075,313	224,251	(1,036)	(40,405)	1,269,718	
Net income				208,967			208,967	$208,967
Unrealized gain on available-for-sale securities, less deferred tax provision of $772					1,289		1,289	1,289
Realization of gain on available-for-sale securities, net of tax provision of $123					(226)		(226)	(226)
Other					(1,476)		(1,476)	(1,476)
Treasury stock purchases	(6,618)	(662)		(185,120)			(185,782)	
Net shares issued under incentive compensation plans, including income tax benefit of $18,013	2,988	299	67,812			13,512	81,623	
2001 Comprehensive Income								$208,554
Balance–December 31, 2001	112,322	$11,232	$1,143,125	$ 248,098	$ (1,449)	$(26,893)	$1,374,113	

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows (Note 11)

(In thousands)	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities			
Net income (loss)	**$ 208,967**	$ (12,060)	$ 208,470
Adjustments to reconcile net income (loss) to cash flows from operating activities			
Extraordinary losses, before income taxes	**36**	1,104	17,023
Depreciation and amortization	**332,672**	282,110	218,299
Write-downs, reserves and recoveries	**22,498**	226,106	1,570
Deferred income taxes	**102,476**	(118,125)	34,052
Other noncash items	**46,337**	133,841	52,924
Minority interests' share of net income	**12,616**	13,768	11,166
Equity in (income) losses of nonconsolidated affiliates	**(148)**	57,935	43,467
Realized losses (gains) from interests in nonconsolidated affiliates	**5,040**	41,626	(59,824)
Net losses (gains) from asset sales	**(18,503)**	1,213	878
Net change in long-term accounts	**(22,063)**	(44,772)	32,213
Net change in working capital accounts	**83,924**	(35,178)	(70,161)
Cash flows provided by operating activities	**773,852**	547,568	490,077
Cash flows from investing activities			
Land, buildings, riverboats and equipment additions	**(529,822)**	(421,381)	(340,468)
Payments for businesses acquired, net of cash acquired	**(270,798)**	(260,185)	–
Investments in and advances to nonconsolidated affiliates	**(5,735)**	(314,921)	(70,181)
Proceeds from other asset sales	**28,933**	86,664	26,359
Decrease (increase) in construction payables	**5,780**	(1,703)	1,871
Sale of marketable equity securities for defeasance of debt	**2,182**	58,091	–
Proceeds from sales of interests in subsidiaries	**1,883**	131,475	172,576
Collection of notes receivable	**–**	14,285	13,618
Purchase of minority interest in subsidiary	**(8,512)**	–	(26,000)
Cash acquired in acquisitions	**–**	–	50,226
Other	**(14,920)**	(11,907)	(12,365)
Cash flows used in investing activities	**(791,009)**	(719,582)	(184,364)
Cash flows from financing activities			
Proceeds from issuance of senior notes, net of discount and issue costs of $15,328 for 2001 and $5,980 for 1999	**984,672**	–	494,020
Proceeds from exercises of stock options	**55,303**	45,150	24,329
Early extinguishments of debt	**(344,811)**	(213,063)	(620,493)
Gross borrowings under lending agreements, net of financing costs of $529, $1,444 and $4,556	**2,732,416**	1,950,859	4,029,473
Gross repayments under lending agreements	**(2,967,814)**	(1,447,434)	(2,924,029)
Net short-term borrowings (repayments), net of financing costs of $450 in 2000	**(184,000)**	193,550	21,000
Purchases of treasury stock	**(185,782)**	(277,607)	(147,952)
Premiums paid on early extinguishments of debt	**(7,970)**	(1,104)	(9,278)
Scheduled debt retirements	**(2,707)**	(3,472)	(5,075)
Minority interests' distributions, net of contributions	**(8)**	(14,003)	(7,122)
Net repayments under retired facility	**–**	–	(1,086,000)
Other	**126**	4,759	–
Cash flows provided by (used in) financing activities	**79,425**	237,635	(231,127)
Net increase in cash and cash equivalents	**62,268**	65,621	74,586
Cash and cash equivalents, beginning of year	**299,202**	233,581	158,995
Cash and cash equivalents, end of year	**$ 361,470**	$ 299,202	$ 233,581

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

(Dollars in thousands, unless otherwise stated)

In these footnotes, the words "Company," "Harrah's Entertainment," "we," "our" and "us" refer to Harrah's Entertainment, Inc., a Delaware corporation, and its wholly-owned subsidiaries, unless otherwise stated or the context requires otherwise.

Note 1–Summary of Significant Accounting Policies

BASIS OF PRESENTATION AND ORGANIZATION. We operate in more markets than any other casino company in the United States. As of December 31, 2001, our U.S. operations included 12 land-based casinos, 10 riverboat or dockside casinos and three casinos on Indian reservations.

PRINCIPLES OF CONSOLIDATION. Our Consolidated Financial Statements include the accounts of Harrah's Entertainment and its subsidiaries after elimination of all significant intercompany accounts and transactions. We follow the equity method of accounting for our investments in 20% to 50% owned companies and joint ventures (see Note 15).

CASH AND CASH EQUIVALENTS. Cash includes the minimum cash balances required to be maintained by a state gaming commission or local and state governments, which totaled approximately $27.0 million and $22.9 million at December 31, 2001 and 2000, respectively. Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lower of cost or market value.

INVENTORIES. Inventories, which consist primarily of food, beverage and operating supplies, are stated at average cost.

LAND, BUILDINGS, RIVERBOATS AND EQUIPMENT. Land, buildings, riverboats and equipment are stated at cost. Land includes land held for future development or disposition, which totaled $129.8 million and $109.9 million at December 31, 2001 and 2000, respectively. We capitalize the costs of improvements and extraordinary repairs that extend the life of the asset. We expense maintenance and repairs costs as incurred. Interest expense is capitalized on internally constructed assets at our overall weighted average borrowing rate of interest. Capitalized interest amounted to $9.3 million, $8.0 million and $13.1 million in 2001, 2000 and 1999, respectively.

We depreciate our buildings, riverboats and equipment using the straight-line method over the shorter of the estimated useful life of the asset or the related lease term, as follows:

Buildings and improvements	10 to 40 years
Riverboats and barges	30 years
Furniture, fixtures and equipment	2 to 15 years

We review the carrying value of land, buildings, riverboats and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the asset. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the operating unit level, which for most of our assets is the individual casino.

TREASURY STOCK. The shares of Harrah's Entertainment common stock we hold in treasury are reflected in our Consolidated Balance Sheets and our Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) as if those shares were retired.

REVENUE RECOGNITION. Casino revenues consist of net gaming wins. Food and beverage and rooms revenues include the aggregate amounts generated by those departments at all consolidated casinos and casino hotels.

During first quarter 2001, the Emerging Issues Task Force reached a consensus on the portion of Issue 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future," which addressed the income statement classification of the value of the points redeemable for cash awarded under point programs like our Total Rewards program. Per the consensus, which for our Company was effective retroactively to January 1, 2001, with prior year restatement also required, the cost of these programs should be reported as a contra-revenue, rather than as an expense. Debate continues on a number of other facets of Issue 00-22 which could have an impact on our financial statements. We historically reported the costs of such points as an expense, so we have reclassified these costs to be contra-revenues in our Consolidated Statements of Operations to comply with the consensus. The amounts of expense reclassified for 2000 and 1999 were $141.4 million and $130.3 million, respectively.

Casino promotional allowances consist principally of the retail value of complimentary food and beverages, accommodations, admissions and entertainment provided to casino patrons. The estimated costs of providing such complimentary services, which we classify as casino expenses through interdepartmental allocations, were as follows:

	2001	*2000*	*1999*
Food and beverage	**$190,823**	$172,560	$144,841
Rooms	**64,976**	51,927	43,773
Other	**24,085**	22,178	14,450
	$279,884	$246,665	$203,064

AMORTIZATION. We amortize goodwill and other intangibles, including trademarks, on a straight-line basis over periods up to 40 years. We use the interest method to amortize deferred financing charges over the term of the related debt agreement. With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," in 2002, we will no longer amortize goodwill or other intangible assets that are determined to have an indefinite life. Under the provisions of SFAS No. 142, goodwill acquired in a business combination for which the acquisition date is after June 30, 2001, shall not be amortized; therefore, no goodwill related to the acquisition of Harveys Casino Resorts ("Harveys") has been amortized.

EARNINGS PER SHARE. In accordance with the provisions of SFAS No. 128, "Earnings Per Share," we compute our basic earnings per share by dividing Net income (loss) by the number of weighted average common shares outstanding during the year. Our Diluted earnings per share is computed by dividing Net income (loss) by the number of weighted average common shares and dilutive common stock equivalents outstanding during the year. Due to our net loss in 2000, Weighted average common and common equivalent shares at December 31, 2000, exclude common stock equivalents of 481,338 and 1,407,362 related to restricted stock and stock options, respectively, because of their antidilutive effect. For each of the three years ended December 31, 2001, common stock equivalents consisted solely of net restricted shares of 697,130, 481,338 and 789,690, respectively, and stock options outstanding of 1,471,400, 1,407,362 and 1,886,469, respectively, under our employee stock benefit plans. (See Note 14.)

RECLASSIFICATIONS. We have reclassified certain amounts for prior years to conform with our presentation for 2001.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates.

Note 2–Acquisitions

We are accounting for each of the transactions described below as a purchase. Accordingly, the purchase price is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determine the estimated fair values based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. For each transaction, the allocation of the purchase price was, or will be, completed within one year from the date of the acquisition. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess is allocated to goodwill. For acquisitions completed prior to June 30, 2001, goodwill was amortized for periods of up to 40 years. With the adoption of SFAS No. 142 in 2002, we will no longer amortize goodwill or intangible assets that are determined to have an indefinite life.

Under the provisions of SFAS No. 142, goodwill acquired in a business combination for which the acquisition date is after June 30, 2001, shall not be amortized; therefore, no goodwill related to the Harveys acquisition has been amortized. We are accounting for the Harveys acquisition under the provisions of SFAS No. 141, "Business Combinations."

Company	*Date Acquired*	*Total Purchase Price[(a)]*	*Goodwill Assigned*	*Number of Casinos*	*Geographic Location*
Showboat, Inc.	June 1998	$1,045 million	$322 million	2[(b)]	Atlantic City, New Jersey East Chicago, Indiana
Rio Hotel & Casino, Inc.	January 1999	$ 987 million	$ 93 million	1	Las Vegas, Nevada
Players International, Inc.	March 2000	$ 439 million	$204 million	3	Lake Charles, Louisiana Metropolis, Illinois St. Louis, Missouri
Harveys Casino Resorts	July 2001	$ 661 million	$266 million	4	Central City, Colorado Council Bluffs, Iowa (2) Lake Tahoe, Nevada

(a) Total purchase price includes the market value of debt assumed.
(b) Interests in two other casinos that were included in the acquisition were subsequently sold (see discussion below).

SHOWBOAT, INC. On June 1, 1998, we completed our acquisition of Showboat, Inc. ("Showboat") for $30.75 per share in an all-cash transaction and assumed approximately $635 million of Showboat debt. Subsequent to the closing of the Showboat acquisition, all public debt assumed in the acquisition, including the debt of the partnership owning the East Chicago property, was retired using proceeds from our bank facility. The operating results for Showboat are included in the Consolidated Financial Statements from the date of acquisition.

As a result of this transaction, we now own and operate the Showboat casino in Atlantic City, New Jersey. Also acquired in this transaction was a 55% noncontrolling interest in Showboat Marina Casino Partnership ("SMCP"), which owns and operates the East Chicago casino. In first quarter 1999, we increased our ownership interest of SMCP to 99.55% and began consolidating this partnership with the financial results of our other businesses. The East Chicago property was re-branded as a Harrah's casino during first quarter 1999.

Included in the assets we acquired in the Showboat transaction was a 24.6% equity ownership interest in the Star City casino in Sydney, Australia, and an agreement to manage that casino. In fourth quarter 1999, we sold the ownership interest and in first quarter 2000, we completed the sale of our management interests in that property. (See Note 15.) During first quarter 2000, we sold the Showboat Las Vegas property. At the time of the Showboat acquisition, this property was determined to be a nonstrategic asset for us and was reported as an asset-held-for-sale in our Consolidated Financial Statements. No gain or loss resulted from the sale of this asset.

RIO HOTEL & CASINO, INC. We completed our merger with Rio Hotel & Casino, Inc. ("Rio"), on January 1, 1999, issuing approximately 25 million shares of common stock to acquire all of Rio's outstanding shares and assuming Rio's outstanding debt of approximately $432 million. In second quarter 1999, we retired Rio's revolving credit facility scheduled to mature in 2003 and Rio's 10⅝% Senior Subordinated Notes due 2005 and 9½% Senior Subordinated Notes due 2007 using proceeds from our bank facility.

In addition to the Rio property, our acquisition also included Rio Secco, an 18-hole championship golf course located in nearby Hendersen, Nevada, and approximately 35 acres adjacent to the Rio, which is available for further development.

PLAYERS INTERNATIONAL, INC. On March 22, 2000, we completed our acquisition of Players International, Inc. ("Players"), paying $8.50 in cash for each outstanding share and assuming $150 million of Players 10⅞% Senior Notes due 2005 (the "Players Notes"). Players operated a dockside riverboat casino on the Ohio River in Metropolis, Illinois; two cruising riverboat casinos in Lake Charles, Louisiana; two dockside riverboat casinos in Maryland Heights, Missouri; and a horse racetrack in Paducah, Kentucky. Players and Harrah's jointly operated a landside hotel and entertainment facility at the property in Maryland Heights, a suburb of St. Louis. The operations of the Players facility in Maryland Heights were consolidated with the adjacent Harrah's operations in second quarter 2000, and the Lake Charles and Metropolis facilities were subsequently converted to the Harrah's brand.

Approximately $2.3 million of the Players Notes were retired on April 28, 2000, in connection with a change of control offer. On June 5, 2000, we purchased approximately $13.1 million of the Players Notes in the open market for the face amount plus accrued interest and a premium. The remaining Players Notes were redeemed on June 30, 2000, for the face amount plus accrued interest and a premium. We retired the Players Notes using proceeds from a $150 million credit agreement and our bank facility. (See Note 5.)

HARVEYS CASINO RESORTS. On July 31, 2001, we completed our acquisition of Harveys. We paid approximately $294 million for the equity interests in Harveys, assumed approximately $350 million in outstanding debt and paid approximately $17 million in acquisition costs. We also assumed a $50 million contingent liability. This liability is contingent on the results of a referendum to be decided by the voters in Pottawattamie County, Iowa, in November 2002. If the referendum passes, we will pay an additional $50 million in acquisition costs. If the referendum does not pass, the excursion gambling boat license may remain valid until January 26, 2004; however, the Bluffs Run Casino would have to cease gaming operations in a relatively short time after the referendum date. Management believes that the referendum will pass; however, in the event the referendum does not pass and gaming operations cease in Pottawattamie County, we would likely have a significant impairment related to the carrying value of our assets in Iowa. We financed the acquisition, and retired Harveys assumed debt, with borrowings under our bank facility (see Note 5). The purchase included the Harveys Resort & Casino in Lake Tahoe, Nevada, the Harveys Casino Hotel and the Bluffs Run Casino, both in Council Bluffs, Iowa and the Harveys Wagon Wheel Hotel/Casino in Central City, Colorado.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. We are in the process of finalizing the valuations of certain intangible assets and the Colorado assets; thus, the allocation of the purchase price is subject to refinement.

(In millions)	*At July 31, 2001*
Current assets	**$ 60.0**
Property, plant and equipment	**360.1**
Notes receivable and other assets	**10.9**
Intangible assets	**102.6**
Goodwill	**265.7**
Total assets acquired	**799.3**
Current liabilities	**48.1**
Long-term debt	**350.4**
Other long-term liabilities	**90.2**
Total liabilities assumed	**488.7**
Net assets acquired	**$310.6**

We acquired Harveys to further enhance our geographic distribution and to strengthen our access to target customers. The results of Harveys' operations have been included in our Consolidated Financial Statements since the date of acquisition.

The intangible assets acquired include registered trademarks, certain gaming rights and development rights, which are not subject to amortization. Other intangible assets, including customer relationships and certain contract rights, are subject to amortization. The values to be assigned to these assets have not yet been finalized. We estimate useful lives of four to 10 years for the assets subject to amortization and have recorded estimated amortization expense of $2.6 million in 2001.

Of the estimated goodwill related to the Harveys acquisition, none is expected to be deductible for tax purposes. Through the acquisition of Harveys we acquired approximately $80.0 million of goodwill related to a previous acquisition by Harveys that is deductible for tax purposes.

The following unaudited pro forma consolidated financial information for the Company has been prepared assuming that the Harveys acquisition, the Players acquisition and the extinguishments of debt assumed in those acquisitions had occurred on the first day of the period. The information also assumes that SFAS No. 142 was effective for the Harveys acquisition on the first day of the period.

	Years Ended December 31,	
(In millions, except per share amounts)	*2001*	*2000*
Revenues	**$3,949.1**	$3,852.2
Income before extraordinary losses	**216.9**	11.8
Net income	**216.9**	11.0
Earnings per share–diluted		
Income before extraordinary losses	**1.87**	0.09
Net income	**1.87**	0.10

These unaudited pro forma results are presented for comparative purposes only. The pro forma results are not necessarily indicative of what our actual results would have been had the Harveys and Players acquisitions and the debt extinguishments been completed as of the beginning of the period, or of future results.

Note 3–Stockholders' Equity

In addition to its common stock, Harrah's Entertainment has the following classes of stock authorized but unissued:

Preferred stock, $100 par value, 150,000 shares authorized
Special stock, $1.125 par value, 5,000,000 shares authorized–
Series A Special Stock, 2,000,000 shares designated

Harrah's Entertainment's Board of Directors has authorized that one special stock purchase right (a "Right") be attached to each outstanding share of common stock. The Rights are not separable from the shares. These Rights are exercisable only if a person or group acquires 15% or more of Harrah's Entertainment common stock or announces a tender offer for 15% or more of the common stock. Each Right entitles stockholders to buy one two-hundredth of a share of Series A Special Stock of the Company at an initial price of $130 per Right. If a person acquires 15% or more of the Company's outstanding common stock, each Right entitles its holder to purchase common stock of the Company having a market value at that time of twice the Right's exercise price. Under certain conditions, each Right entitles its holder to purchase stock of an acquiring company at a discount. Rights held by the 15% holder will become void. The Rights will expire on October 5, 2006, unless earlier redeemed by the Board at one cent per Right.

During the past three years, our Board of Directors has authorized three plans whereby we have purchased shares of the Company's common stock in the open market from time to time as market conditions and other factors warranted. The table below summarizes the three plans.

Plan Authorized	*Number of Shares Authorized*	*Number of Shares Purchased*	*Average Price Per Share*
July 1999	10.0 million	10.0 million	$23.44
April 2000	12.5 million	12.5 million	25.08
July 2001	6.0 million	2.1 million	25.46

The July 2001 authorization expires December 31, 2002. The repurchases were funded through available operating cash flows and borrowings from our bank facility.

Under the terms of our employee stock benefit programs, we have reserved shares of Harrah's Entertainment common stock for issuance under the 2001 Executive Stock Incentive and 2001 Broad-based Incentive Plans. (See Note 14 for a description of the plans.) The 2001 Executive Stock Incentive Plan is an equity compensation plan approved by our stockholders and the 2001 Broad-based Incentive Plan is an equity compensation plan not approved by our stockholders. The shares held in reserve for issuance or grant under the Harrah's Entertainment, Inc. 1990 Stock Option Plan and Harrah's Entertainment, Inc. 1990 Restricted Stock Plan (collectively, "Harrah's Former Plans") were transferred to the 2001 Executive Stock Incentive Plan in 2001. As of December 31, 2001, 7,219,214 shares were authorized and unissued under the 2001 Executive Stock Incentive Plan and 200,000 shares were authorized and unissued under the Broad-based Incentive Plan. Of the 7,219,214 shares available for grant under the 2001 Executive Stock Incentive Plan, 259,479 shares were available for grants as an award other than an option.

Note 4–Detail of Certain Balance Sheet Accounts

Deferred costs, trademarks and other consisted of the following:

	2001	*2000*
Trademarks, net of amortization of $10,221 and $7,141	**$137,579**	$116,059
Other intangible assets	**78,011**	–
Cash surrender value of life insurance (Note 14)	**62,143**	60,122
Deferred finance charges, net of amortization of $4,769 and $4,185	**22,452**	19,216
Other	**124,227**	118,812
	$424,412	$314,209

(Dollars in thousands, unless otherwise stated)

Accrued expenses consisted of the following:

	2001	2000
Payroll and other compensation	**$123,940**	$105,210
Insurance claims and reserves	**67,516**	57,718
Accrued interest payable	**50,456**	31,245
Accrued taxes	**39,715**	24,923
Other accruals	**131,270**	124,428
	$412,897	$343,524

Note 5–Debt

Long-term debt consisted of the following:

	2001	2000
Bank Facility		
2.8%-4.8% at December 31, 2001, maturities to 2004	**$1,380,000**	$1,574,600
Secured Debt		
7.1%, maturity 2028	**96,173**	97,273
13.0%, repaid 2001	**–**	2,358
6.4%-8.4%, maturities to 2031	**1,943**	1,903
Unsecured Senior Notes		
7.5%, maturity 2009	**498,499**	498,285
8.0%, maturity 2011	**494,971**	–
7.125%, maturity 2007	**498,070**	–
Unsecured Senior Subordinated Notes		
7.875%, maturity 2005	**750,000**	750,000
Other Unsecured Borrowings		
5.5%-15.2%, repaid 2001	**–**	41,366
Capitalized Lease Obligations		
7.6%-10.0%, maturities to 2006	**1,370**	989
	3,721,026	2,966,774
Current portion of long-term debt	**(1,583)**	(130,928)
	$3,719,443	$2,835,846

As of December 31, 2001, aggregate annual principal maturities for the four years subsequent to 2002 were: 2003, $1.7 million; 2004, $1.4 billion; 2005, $751.7 million and 2006, $1.7 million.

REVOLVING CREDIT FACILITIES. The Company has revolving credit and letter of credit facilities (the "Bank Facility"), which provide us with borrowing capacity of $1.853 billion. The Bank Facility consists of a five-year $1.525 billion revolving credit and letter of credit facility maturing in 2004 and a separate $328 million revolving credit facility, which is renewable annually at the borrower's and lenders' options. As of December 31, 2001, the Bank Facility bore interest based upon 87.5 basis points over LIBOR for current borrowings under the five-year facility and 92.5 basis points over LIBOR for the 364-day facility. In addition, there is a facility fee for borrowed and unborrowed amounts, which is currently 20 basis points on the five-year facility and 15 basis points on the 364-day facility. The interest rate and facility fee are based on our current debt ratings and leverage ratio and may change as our debt ratings and leverage ratio change. There is an option on each facility to borrow at the prime rate. As of December 31, 2001, $1.38 billion in borrowings were outstanding under the Bank Facility, with an additional $85.4 million committed to back letters of credit. After consideration of these borrowings, $387.6 million of additional borrowing capacity was available to the Company as of December 31, 2001.

ISSUANCE OF NEW DEBT. In addition to our Bank Facility, we have issued debt and entered into credit agreements to provide for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, to provide the Company with cost-effective borrowing flexibility and to replace short-term, floating-rate debt with long-term, fixed-rate debt. The table below summarizes the face value of debt obligations outstanding at December 31, 2001, that we have entered into in the last three years:

Debt	Issued	Mature	Face Value Outstanding at December 31, 2001
7.5% Senior Notes	January 1999	2009	$500,000
Uncommitted Line of Credit Agreement	2001	2002	31,000
8.0% Senior Notes	January 2001	2011	500,000
7.125% Senior Notes	June 2001	2007	500,000

EXTINGUISHMENTS OF DEBT. We have used the funds from the new debt discussed above, as well as proceeds from our Bank Facility, to retire certain of our outstanding debt, in particular those debt obligations assumed in our acquisition transactions, to reduce our effective interest rate and/or lengthen maturities. The following table summarizes the debt obligations that we have retired over the last three years:

Issuer	*Date Retired*	*Debt Extinguished*	*Face Value Retired*
Harveys	September 2001	10.625% Senior Subordinated Notes due 2006	$150,000
Showboat	August 2001	13% Senior Subordinated Notes due 2009	2,100
Harveys	July 2001	Credit facility due 2004	192,000
Players	June 2000	10.875% Senior Notes due 2005	150,000
Showboat	June 2000	9.25% First Mortgage Bonds due 2008	56,445
SMCP	March 1999	13.5% First Mortgage Notes due 2003	140,000
Rio	May 1999	10.625% Senior Subordinated Notes due 2005	100,000
Rio	May 1999	9.5% Senior Subordinated Notes due 2007	125,000
SMCP	July 1999	Capital lease obligations	9,210

The premiums paid to the holders of the debts retired and the write-off of the related unamortized deferred finance charges are reported on the Consolidated Statements of Operations as Extraordinary losses (see Note 10). We recorded the liabilities assumed in acquisition transactions at their fair value at the date of consummation of the acquisition. The premium charged to Extraordinary losses as a result of the retirement of these assumed debts equaled the difference between the consideration paid to the holders of the notes and the carrying value we assigned to the notes at the time of purchase.

SHORT-TERM DEBT. In June 2000, we entered into a 364-day credit agreement (the "Credit Agreement") with a lender whereby we borrowed $150 million to redeem the Players Notes. Interest rates, facility fees and covenants in the Credit Agreement were identical to those provisions contained in our Bank Facility. The Credit Agreement was paid off in January 2001, using funds from the 8% Notes.

In a program designed for short-term borrowings at lower interest rates than the rates paid under our Bank Facility, we have entered into an uncommitted line of credit agreement with a lender whereby we can borrow up to $35 million for periods of 90 days or less. At December 31, 2001, we had borrowed $31 million under this agreement. Borrowings bear interest at current market rates. Interest rates on amounts borrowed under these agreements during 2001 ranged from 2.4% to 7.6%. This agreement does not decrease our borrowing capacity under our Bank Facility.

PARENT COMPANY GUARANTEE OF SUBSIDIARY DEBT. Harrah's Operating Company, Inc. ("HOC"), the principal asset of Harrah's Entertainment, is the issuer of certain debt securities that have been guaranteed by Harrah's Entertainment. Due to the comparability of HOC's consolidated financial information with that of Harrah's Entertainment, complete separate financial statements and other disclosures regarding HOC have not been presented. Management has determined that such information is not material to holders of HOC's debt securities. Harrah's Entertainment has no independent assets or operations, its guarantee of HOC's debt securities is full and unconditional and its only other subsidiary is minor.

FAIR MARKET VALUE. Based on the borrowing rates available as of December 31, 2001, for debt with similar terms and maturities and market quotes of our publicly traded debt, the fair value of our long-term debt at December 31, 2001 and 2000, was as follows:

	2001		*2000*	
December 31, (In millions)	*Carrying Value*	*Market Value*	*Carrying Value*	*Market Value*
Outstanding debt	**$(3,721.0)**	**$(3,826.1)**	$(2,966.8)	$(2,937.4)

Note 6–Leases

We lease both real estate and equipment used in our operations and classify those leases as either operating or capital leases following the provisions of SFAS No. 13, "Accounting for Leases." At December 31, 2001, the remaining lives of our real estate operating leases ranged from one to 45 years, with various automatic extensions totaling up to 76 years. The average remaining term for other operating leases, which generally contain renewal options, extends approximately 17 years.

Rental expense associated with operating leases is charged to expense in the year incurred and was included in the Consolidated Statements of Operations as follows:

	2001	*2000*	*1999*
Noncancelable			
Minimum	**$22,658**	$21,872	$16,385
Contingent	**5,601**	4,867	4,666
Sublease	**(602)**	(571)	(385)
Other	**34,921**	18,678	6,859
	$62,578	$44,846	$27,525

Our future minimum rental commitments as of December 31, 2001, were as follows:

	Noncancelable Operating Leases
2002	$ 25,042
2003	21,567
2004	20,626
2005	50,346
2006	17,186
Thereafter	288,468
Total minimum lease payments	$423,235

(Dollars in thousands, unless otherwise stated)

In addition to these minimum rental commitments, certain of these operating leases provide for contingent rentals based on a percentage of revenues in excess of specified amounts. Included in the future minimum rental commitment amounts presented above are our obligations under a June 2000 agreement in which we sold and leased-back corporate aircraft. Pursuant to its terms, the agreement is accounted for as an operating lease. The aggregate time period of the initial lease term plus annual renewal options will not exceed five years. At the end of the initial term, or any renewal term, we can, at our option, (a) renew the lease; (b) purchase the aircraft subject to the lease; or (c) sell the equipment on behalf of the lessor under the terms provided for in the agreement. At December 31, 2001, our exposure under the agreement, which approximates the fair value of the aircraft being leased, was approximately $35 million. The next scheduled renewal date of the agreement is in March, 2002.

Note 7–Write-downs, Reserves and Recoveries

Our operating results include various pretax charges to record asset impairments, contingent liability reserves, project write-offs and recoveries at time of sale of previously recorded reserves for asset impairment. The components of Write-downs, reserves and recoveries were as follows:

	2001	*2000*	*1999*
Reserves for New Orleans casino	**$2,322**	$220,000	$ –
Impairment of long-lived assets	**8,203**	5,813	3,367
Termination of contracts	**4,060**	2,505	–
Write-off of abandoned assets and other costs	**8,484**	2,800	569
Recoveries from previously impaired assets	**(571)**	(5,012)	(1,701)
	$22,498	$226,106	$ 2,235

We account for the impairment of long-lived assets to be held and used by evaluating the carrying value of the long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying operating unit when indications of impairment are present. Long-lived assets to be disposed of are evaluated in relation to the estimated fair value of such assets less costs to sell.

Note 8–Headquarters Relocation and Reorganization Costs

During August 1999, we began the move of our corporate headquarters to Las Vegas, Nevada, from Memphis, Tennessee. The move was completed in 2000 and the costs of the relocation were expensed as incurred. Certain headquarters employees elected not to accept an offer to move, and the positions of other employees were eliminated as part of a staff reorganization conducted in advance of the move. The expenses for the severance payable to these employees were accrued when the employees became eligible for the severance payments.

Note 9–Income Taxes

Our federal and state income tax provision (benefit) allocable to Consolidated Statements of Operations and Balance Sheet line items was as follows:

	2001	*2000*	*1999*
Income before income taxes and minority interests	**$126,737**	$ 15,415	$128,914
Extraordinary losses	**(13)**	(388)	(5,990)
Stockholders' equity			
Unrealized gain (loss) on available-for-sale securities	**772**	(505)	2,118
Other	**(800)**	–	–
Compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	**(18,013)**	(15,739)	(2,625)
	$108,683	$ (1,217)	$122,417

Income tax expense attributable to Income before income taxes and minority interests consisted of the following:

	2001	*2000*	*1999*
United States			
Current			
Federal	**$ 16,379**	$ 128,643	$ 69,567
State	**7,882**	4,897	7,429
Deferred	**102,476**	(118,125)	34,052
Other countries			
Current	**–**	–	17,866
	$126,737	$ 15,415	$128,914

The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of Income before income taxes and minority interests were as follows:

	2001	2000	1999
Statutory tax rate	**35.0%**	35.0%	35.0%
Increases (decreases) in tax resulting from:			
State taxes, net of federal tax benefit	**1.5**	10.7	1.4
Goodwill amortization	**1.8**	33.8	1.3
Foreign taxes	**–**	29.6	–
Tax credits	**(0.5)**	(11.2)	(0.6)
Political contributions	**0.1**	2.0	–
Officers' life insurance	**0.3**	8.0	(0.8)
Meals and entertainment	**0.3**	5.9	0.4
Federal income tax settlement	**(0.8)**	(3.3)	0.3
Minority interests in partnership earnings	**(1.3)**	(27.0)	(1.1)
Other	**–**	2.9	–
Effective tax rate	**36.4%**	86.4%	35.9%

The components of our net deferred tax balance included in the Consolidated Balance Sheets were as follows:

	2001	2000
Deferred tax assets		
Investments in nonconsolidated affiliates	**$ –**	$ 108,825
Compensation programs	**59,538**	44,163
Bad debt reserve	**21,759**	17,115
Self-insurance reserves	**8,111**	3,736
Deferred income	**111**	1,962
Project opening expenses	**3,788**	545
Debt costs	**–**	124
Other	**19,692**	1,184
	112,999	177,654
Deferred tax liabilities		
Property	**(247,929)**	(187,291)
Intangibles	**(74,773)**	(40,887)
Investments in nonconsolidated affiliates	**(6,097)**	–
	(328,799)	(228,178)
Net deferred tax liability	**$(215,800)**	$ (50,524)

Note 10–Extraordinary Items

The components of our net extraordinary losses were as follows:

	2001	2000	1999
Losses on early extinguishments of debt	**$(36)**	$(1,104)	$(17,023)
Income tax benefit	**13**	388	5,990
Extraordinary losses, net of income taxes	**$(23)**	$ (716)	$(11,033)

The extraordinary losses on early extinguishments of debt are due to the premiums paid to the holders of the debt retired and the write-off of related unamortized deferred finance charges. See Note 5 for information regarding the specific debt issues retired in each period.

Note 11–Supplemental Cash Flow Information

The increase (decrease) in cash and cash equivalents due to the changes in long-term and working capital accounts was as follows:

	2001	2000	1999
Long-term accounts			
Deferred costs and other assets	**$ (15,683)**	$(40,504)	$ 51,717
Deferred credits and other long-term liabilities	**(6,380)**	(4,268)	(19,504)
Net change in long-term accounts	**$(22,063)**	$(44,772)	$ 32,213
Working capital accounts			
Receivables	**$ 12,758**	$(39,072)	$(53,620)
Inventories	**3,171**	2,524	(307)
Prepayments and other	**27,126**	(10,710)	75,986
Accounts payable	**(16,015)**	11,887	(1,849)
Accrued expenses	**56,884**	193	(90,371)
Net change in working capital accounts	**$ 83,924**	$(35,178)	$(70,161)

Supplemental Disclosure of Cash Paid for Interest and Taxes

The following table reconciles our Interest expense, net of interest capitalized, as reported in the Consolidated Statements of Operations, to cash paid for interest:

	2001	2000	1999
Interest expense, net of amount capitalized	**$255,801**	$227,139	$193,407
Adjustments to reconcile to cash paid for interest			
Net change in accruals	**(33,869)**	(17,988)	(2,011)
Amortization of deferred finance charges	**(4,769)**	(4,185)	(4,459)
Net amortization of discounts and premiums	**(913)**	70	543
Cash paid for interest, net of amount capitalized	**$216,250**	$205,036	$187,480
Cash payments for income taxes, net of refunds (Note 9)	**$ (27,974)**	$ 90,220	$ 77,534

(Dollars in thousands, unless otherwise stated)

Note 12–Commitments and Contingencies

CONTRACTUAL COMMITMENTS. We continue to pursue additional casino development opportunities that may require, individually and in the aggregate, significant commitments of capital, up-front payments to third parties, guarantees by Harrah's Entertainment of third-party debt and development completion guarantees. Excluding guarantees and commitments for New Orleans (see Note 15), as of December 31, 2001, we had guaranteed third-party loans and leases of $147.0 million, which are secured by certain assets, and had commitments and contingencies of $258.0 million, including construction-related commitments.

The agreements under which we manage casinos on Indian lands contain provisions required by law which provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled payments of borrowings for development costs. In the event that insufficient cash flow is generated by the operations of the Indian-owned properties to fund this payment, we must pay the shortfall to the tribe. Such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. As of December 31, 2001, the aggregate monthly commitment pursuant to these contracts, which extend for periods of up to 73 months from December 31, 2001, was $1.1 million.

SEVERANCE AGREEMENTS. As of December 31, 2001, the Company has severance agreements with 33 of its senior executives, which provide for payments to the executives in the event of their termination after a change in control, as defined. These agreements provide, among other things, for a compensation payment of 1.5 to 3.0 times the executive's average annual compensation, as defined, as well as for accelerated payment or accelerated vesting of any compensation or awards payable to the executive under any of Harrah's Entertainment's incentive plans. The estimated amount, computed as of December 31, 2001, that would be payable under the agreements to these executives based on earnings and stock options aggregated approximately $115.5 million.

TAX SHARING AGREEMENTS. In connection with the 1995 spin-off of certain hotel operations (the "PHC Spin-off") to Promus Hotel Corporation ("PHC"), Harrah's Entertainment entered into a Tax Sharing Agreement with PHC wherein each company is obligated for those taxes associated with their respective businesses. Additionally, Harrah's Entertainment is obligated for all taxes for periods prior to the PHC Spin-off date which are not specifically related to PHC operations and/or PHC hotel locations. Our obligations under this agreement are not expected to have a material adverse effect on our consolidated financial position or results of operations.

SELF-INSURANCE. We are self-insured for various levels of general liability, workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims.

Note 13–Litigation

We are involved in various inquiries, administrative proceedings and litigation relating to contracts, sales of property and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, management believes that the final outcome of these matters will not have a material adverse effect on our consolidated financial position or our results of operations.

Note 14–Employee Benefit Plans

We have established a number of employee benefit programs for purposes of attracting, retaining and motivating our employees. The following is a description of the basic components of these programs.

STOCK OPTION PLANS. Our employees may be granted options to purchase shares of common stock under the Harrah's Entertainment 2001 Executive Stock Incentive Plan or the 2001 Broad-based Incentive Plan (collectively, "SOP"). Beginning with the adoption of the SOP, grants will typically vest in equal installments over a three-year period. Previously, pursuant to the 1990 Stock Option Plan and the 1990 Restricted Stock Plan, grants typically vested in equal installments over a four-year period and collectively grants allow the option holder to purchase stock over specified periods of time, generally 7 to 10 years from the date of grant, at a fixed price equal to the market value at the date of grant. No options may be granted under the SOP after May 2011. All outstanding stock options under Rio's stock option plans at the date of our merger were fully vested and converted, at the same terms and conditions as originally granted, into options for Harrah's Entertainment common stock. No options for additional shares may be granted under the Rio plans, and any options cancelled under the Rio plans may not be re-issued.

A summary of activity of the 2001 Executive Stock Incentive Plan and Harrah's Former Plans, which are equity compensation plans approved by our stockholders, for 1999, 2000 and 2001 is as follows:

	Weighted Avg. Exercise Price (Per Share)	Number of Common Shares Options Outstanding	Number of Common Shares Available For Grant
Balance–December 31, 1998	$16.99	10,313,154	1,589,722
Additional shares authorized	N/A	–	2,500,000
Rio acquisition	14.74	3,442,955	–
Granted	23.20	3,133,783	(3,133,783)
Exercised	14.95	(2,444,747)	–
Canceled	18.17	(725,346)	725,346
Rio plans cancellations	18.24	(14,500)	–
Balance–December 31, 1999	18.14	13,705,299	1,681,285
Additional shares authorized	N/A	–	1,800,000
Granted	28.10	3,109,602	(3,109,602)
Exercised	15.27	(2,968,539)	–
Canceled	20.04	(1,070,064)	1,070,064
Rio plans cancellations	18.35	(20,500)	–
Balance–December 31, 2000	21.08	12,755,798	1,441,747
Additional shares authorized	**N/A**	–	**3,900,000**
Restricted shares transferred from Harrah's Former Plans	**N/A**	–	**766,509**
Restricted shares issued	**N/A**	–	**(40,521)**
Restricted shares canceled	**N/A**	–	**328,685**
Granted	**26.39**	**774,075**	**(774,075)**
Exercised	**17.07**	**(3,240,426)**	–
Canceled	**23.29**	**(1,596,869)**	**1,596,869**
Rio plans cancellations	**17.16**	**(8,800)**	–
Balance–December 31, 2001	**$22.65**	**8,683,778**	**7,219,214**

Of the 7,219,214 shares available for grant at December 31, 2001, up to 259,479 of these shares are available for grant as awards other than as stock options.

200,000 shares have been authorized for issuance under the 2001 Broad-based Incentive Plan, which was established in 2001 and is an equity compensation plan not approved by stockholders. No grants had been issued under this plan at December 31, 2001.

	2001	2000	1999
Options exercisable at December 31	**2,955,787**	3,925,509	4,727,341
Weighted average fair value per share of options granted per year	**$12.33**	$14.30	$11.74

The following table summarizes additional information regarding the options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.40–$24.04	4,310,104	6.2 years	$17.33	2,455,927	$17.99
25.63– 28.90	4,318,006	8.4 years	27.83	499,372	26.78
31.22– 35.59	55,668	9.2 years	32.09	488	35.35
	8,683,778			2,955,787	

As allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," we apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for the SOP and, accordingly, do not recognize compensation expense. Had compensation expense for the SOP been determined in accordance with SFAS No. 123, our pro forma Net income (loss) and Earnings (loss) per share for the indicated periods would have been:

	2001		2000		1999	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income (loss)	**$208,967**	**$200,978**	$(12,060)	$(27,834)	$208,470	$193,631
Earnings (loss) per share						
Basic	**1.84**	**1.77**	(0.10)	(0.24)	1.65	1.54
Diluted	**1.81**	**1.74**	(0.10)	(0.24)	1.62	1.50

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected stock price volatility	**42.0%**	42.0%	40.0%
Risk-free interest rate	**4.3%**	5.8%	5.9%
Expected average life of options (years)	**6**	6	6

RESTRICTED STOCK. Employees may be granted shares of common stock under the SOP. Restricted shares granted under the SOP are restricted as to transfer and subject to forfeiture during a specified period or periods prior to vesting. The shares generally vest in equal installments over a period of four years. No awards of restricted shares may be made under the current plan after May 2011. The compensation arising from a restricted stock grant is based upon the market price at the grant date. Such expense is deferred and amortized to expense over the vesting period.

The Company has issued time accelerated restricted stock ("TARSAP") awards to certain key executives. The initial TARSAP awards fully vested on January 1, 2002, if the executive continued in active employment until that date. However, the vesting of some of these shares accelerated into 2000. During 2000 and 2001, additional TARSAP awards were issued to certain key executives, which will vest on January 1, 2007, if the executive continues in active employment until that date. These shares are eligible for earlier annual vesting beginning in 2003 over five years based on the Company's financial performance in each of the years 2002 through 2005. The expense arising from TARSAP awards is being amortized to expense over the periods in which the restrictions lapse.

The number and weighted average grant-date fair value of restricted shares granted, and the amortization expense recognized, during 2001, 2000 and 1999, including the TARSAP awards, were as follows:

	2001	*2000*	*1999*
Number of shares granted	**72,876**	1,306,398	560,085
Weighted average grant price per share	**$31.00**	$25.17	$23.62
Amortization expense (in millions)	**8.2**	12.3	9.7
Unvested shares as of December 31	**1,783,535**	2,298,803	2,158,302

SAVINGS AND RETIREMENT PLAN. We maintain a defined contribution savings and retirement plan, which, among other things, allows pretax and after-tax contributions to be made by employees to the plan. Under the plan, participating employees may elect to contribute up to 16 percent, increasing to 20 percent in 2002, of their eligible earnings, the first six percent of which is fully matched. Amounts contributed to the plan are invested, at the participant's direction, in up to 14 separate funds, including a Harrah's company stock fund. Participants become vested in the matching contribution over five years of credited service. Our contribution expense for this plan was $26.6 million, $25.3 million and $22.2 million in 2001, 2000 and 1999, respectively.

DEFERRED COMPENSATION PLANS. Harrah's maintains deferred compensation plans (collectively, "DCP") and an Executive Supplemental Savings Plan ("ESSP") under which certain employees may defer a portion of their compensation. Amounts deposited into these plans are unsecured liabilities of the Company. Amounts deposited into DCP earn interest at rates approved by the Human Resources Committee of the Board of Directors. The ESSP is a variable investment plan which allows the employee to direct their investments by choosing from several investment alternatives. The total liability included in Deferred credits and other liabilities for these plans at December 31, 2001 and 2000 was $82.1 million and $67.6 million, respectively. In connection with the administration of one of these plans, we have purchased company-owned life insurance policies insuring the lives of certain directors, officers and key employees.

MULTI-EMPLOYER PENSION PLAN. Approximately 4,300 of our employees are covered by union sponsored, collectively bargained multi-employer pension plans. We contributed and charged to expense $4.5 million, $4.0 million and $4.2 million in 2001, 2000 and 1999, respectively, for such plans. The plans' administrators do not provide sufficient information to enable us to determine our share, if any, of unfunded vested benefits.

Note 15–Nonconsolidated Affiliates

JCC HOLDING COMPANY. JCC Holding Company and its subsidiary, Jazz Casino Company, LLC (collectively, "JCC"), own and operate a land-based casino in New Orleans, Louisiana (the "Casino"). The Company has a minority ownership interest (and noncontrolling board representation) in JCC, and a subsidiary of the Company manages the Casino. On January 4, 2001, JCC filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code to restructure its obligations to the State of Louisiana and the City of New Orleans, long-term debt, bank credit facilities and trade and other obligations. JCC's plan of reorganization was approved by the bankruptcy court on March 19, 2001, and was effective on March 29, 2001.

Pursuant to the reorganization plan, the Company is guaranteeing an annual payment obligation of JCC owed to the State of Louisiana of $50 million in the first year ($12.3 million remained at December 31, 2001) and $60 million for three subsequent years. We receive a fee of 2% of the average amount at risk for providing this guarantee. Also pursuant to the reorganization plan, we received 49% of the new common stock of JCC and hold approximately $51 million of the new debt of JCC, which replaced $81.6 million owed to us prior to JCC's reorganization. We are also providing a $35 million revolving credit facility to JCC at market terms. At December 31, 2001, no funds were outstanding from JCC under the revolving credit facility. A subsidiary of the Company continues to manage the Casino pursuant to an amended management agreement, which, among other things: (i) changes the base management fee to an incentive management fee based on earnings of the business before interest expense, income taxes, depreciation, amortization and management fees, (ii) requires the Company to provide certain administrative services to JCC as part of its management fee without any reimbursement from JCC and (iii) provides for termination of management services if minimum performance thresholds are not met.

Due to the filing of bankruptcy by JCC, in fourth quarter 2000 we recorded reserves of $220 million for receivables not expected to be recovered in JCC's reorganization plan. In first quarter 2001, an additional $2.3 million was recorded to reserve for additional advances made to JCC during first quarter 2001 and to adjust the reserves for modifications to the approved reorganization plan. We did not record our share of JCC's operating results in first quarter 2001, however, with the implementation of JCC's reorganization plan, we resumed recording our share of JCC's results in second quarter 2001.

NATIONAL AIRLINES, INC. We had an approximate 48% ownership interest in National Airlines, Inc. ("NAI"), which filed a voluntary petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code in December 2000. In June 2001, we abandoned all rights to our shares of NAI stock and stock purchase warrants. In fourth quarter 2000, we recorded write-offs and reserves totaling $39.4 million for our investment in and loans to NAI and our estimated net exposure under letters of credit on behalf of NAI.

As of December 31, 2001, we are exposed to up to $12 million of liability under a letter of credit on behalf of NAI, which expires on February 19, 2002. We have an agreement with another investor of NAI whereby that investor is obligated to reimburse us for approximately 56% of amounts that we may pay under the letter of credit and that we funded under another letter of credit. During second quarter 2001, a subsidiary of the Company filed a lawsuit against the other investor for breach of contract due to the investor's failure to reimburse the Company for his share of the $8.6 million we have paid against the second letter of credit. As contractually permitted, the guarantor elected to submit the issue to arbitration. A ruling from the arbitrator is pending. If we are required to fund under the remaining letter of credit and are unsuccessful in collecting from the other investor, we would record additional losses of up to $12 million for NAI.

DISPOSITIONS OF EQUITY INTERESTS. In 1999, we sold our shares of Star City casino and recorded a pretax gain of $43.5 million. We also sold our interest in Sodak Gaming, Inc. to a gaming equipment manufacturing company and recorded a pretax gain of $16.3 million.

COMBINED FINANCIAL INFORMATION. The following summarized balance sheet and statement of operations information has been compiled from financial reports for the periods and dates indicated submitted to us by our nonconsolidated affiliates which we accounted for using the equity method:

		2000				
	*2001**	*JCC*	*National Airlines*	*Other*	*Total 2000*	*1999*
Combined Summarized Balance Sheet Information						
Current assets	**$ 50,273**	$ 42,092	$ 48,007	$ 3,077	$ 93,176	$ 73,560
Land, buildings and equipment, net	**167,617**	333,931	35,597	34,549	404,077	570,204
Other assets	**50,022**	101,334	19,860	8,520	129,714	130,889
Total assets	**267,912**	477,357	103,464	46,146	626,967	774,653
Current liabilities	**34,224**	110,117	105,695	6,543	222,355	100,336
Long-term debt	**122,896**	396,412	11,609	18,000	426,021	399,126
Other liabilities	**3,607**	61,647	2,203	813	64,663	38,630
Total liabilities	**160,727**	568,176	119,507	25,356	713,039	538,092
Net assets	**$107,185**	$ (90,819)	$ (16,043)	$20,790	$ (86,072)	$ 236,561
Combined Summarized Statements of Operations						
Revenues	**$270,229**	$ 261,105	$231,319	$22,405	$ 514,829	$ 116,236
Operating loss	**(15,403)**	(90,335)	(18,472)	(3,222)	(112,029)	(77,595)
Extraordinary items	**213,448**	–	–	–	–	–
Net income (loss)	**90,640**	(136,589)	(22,107)	(1,943)	(160,639)	(108,082)

**2001 is comprised primarily of JCC. Due to the charges we recorded in fourth quarter 2000, we did not record our share of JCC's operating results in first quarter 2001, which included an extraordinary gain arising from the consummation of that entity's bankruptcy reorganization plan.*

Our Investments in and advances to nonconsolidated affiliates are reflected in the accompanying Consolidated Balance Sheets as follows:

	2001	*2000*
Investments in and advances to nonconsolidated affiliates		
Accounted for under the equity method	**$78,222**	$80,439
Accounted for at historical cost	**177**	5,167
Available-for-sale and recorded at market value	**1,065**	1,075
	$79,464	$86,681

In accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we adjust the carrying value of our available-for-sale equity investments to include unrealized gains or losses. A corresponding adjustment is recorded in the combination of our stockholders' equity and deferred income tax accounts.

Management's Report on Financial Statements

Harrah's Entertainment is responsible for preparing the financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, its results of operations and its cash flows in conformity with accounting principles generally accepted in the United States. In preparing its financial statements, Harrah's Entertainment is required to include amounts based on estimates and judgments that it believes are reasonable under the circumstances.

Harrah's Entertainment maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal auditing staff. Limitations exist in any internal control system, recognizing that the system's cost should not exceed the benefits derived.

The Board of Directors pursues its responsibility for Harrah's Entertainment's financial statements through its Audit Committee, which is composed solely of directors who are not Harrah's Entertainment officers or employees. The Audit Committee meets from time to time with the independent public accountants, management and the internal auditors. Harrah's Entertainment's internal auditors report directly to the Audit Committee pursuant to gaming regulations. The independent public accountants have direct access to the Audit Committee, with and without the presence of management representatives.

Philip G. Satre
Chairman of the Board and
Chief Executive Officer

Anthony D. McDuffie
Vice President, Controller and
Chief Accounting Officer

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Harrah's Entertainment, Inc.:

We have audited the accompanying consolidated balance sheets of Harrah's Entertainment, Inc. (a Delaware corporation) and subsidiaries ("Harrah's Entertainment") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Harrah's Entertainment's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrah's Entertainment as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Las Vegas, Nevada
February 6, 2002

Quarterly Results of Operations

(Unaudited)

(In thousands, except per share amounts)	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Year*
2001[1]					
Revenues	**$867,176**	**$873,445**	**$1,007,778**	**$ 960,641**	**$3,709,040**
Income from operations	**144,526**	**141,732**	**160,592**	**134,115**	**580,965**
Net income	**44,080**	**47,863**	**61,923**	**55,101**	**208,967**
Earnings per share[3]					
Basic	**0.38**	**0.41**	**0.55**	**0.50**	**1.84**
Diluted	**0.38**	**0.40**	**0.54**	**0.49**	**1.81**
2000[2]					
Revenues	$751,970	$841,614	$ 914,192	$ 822,020	$3,329,796
Income (loss) from operations	100,100	136,338	176,103	(129,803)	282,738
Net income (loss)	30,748	46,498	71,980	(161,286)	(12,060)
Earnings (loss) per share[3]					
Basic	0.25	0.39	0.63	(1.41)	(0.10)
Diluted	0.25	0.39	0.61	(1.41)	(0.10)

(1) 2001 includes $22.5 million in pretax charges for write-downs, reserves and recoveries and $26.2 million of income from dispositions of nonstrategic assets and the settlement of a contingency related to a former affiliate. 2001 also includes operating results for Harveys Casino Resorts for periods after its July 31, 2001, date of acquisition.

(2) 2000 revenues have been restated to reflect the impact of implementing accounting guidance issued in and effective for first quarter 2001 which requires the cost of the cash-back component of the Company's Total Rewards program to be treated as a reduction of revenues. Previously, these costs had been treated as a casino expense. 2000 included recognition in fourth quarter of $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company LLC, and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. 2000 also included operating results for Players International, Inc. for periods after its March 22, 2000, date of acquisition.

(3) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year.

PHILIP G. SATRE[1]
Chairman of the Board and
Chief Executive Officer,
Harrah's Entertainment, Inc.
Director since 1988*

BARBARA T. ALEXANDER[2]
Senior Advisor,
UBS Warburg
Director since February 2002

JAMES B. FARLEY[1,2]
Director,
The MONY Group
Director since 1982*

JOE M. HENSON[2]
Private Investor
Director since 1991*

RALPH HORN[1,2]
Chairman, President and
Chief Executive Officer,
rst Tennessee National Corporation
rector since 1995

RY W. LOVEMAN[1]
ident and
f Operating Officer,
ah's Entertainment, Inc.
tor since 2000

AD MARTIN[1,3]
an and
ecutive Officer,
rporated
since 1996

GARY G. MICHAEL[2]
Private Investor
Director since November 2001

ROBERT G. MILLER[3]
Chairman and
Chief Executive Officer,
Rite Aid Corporation
Director since 1999

WALTER J. SALMON[2]
Professor of Retailing Emeritus,
The Graduate School of
Business Administration,
Harvard University
Director since 1981*

BOAKE A. SELLS[1,3]
Private Investor
Director since 1985*

EDDIE N. WILLIAMS[3]
President and
Chief Executive Officer,
Joint Center for Political
and Economic Studies
Director since 1992*

1 Executive Committee
2 Audit Committee
3 Human Resources Committee

**Includes service on Holiday Corporation Board prior to 1990 and/or The Promus Companies Incorporated Board prior to 1995.*

Investor & Stock Information

CORPORATE HEADQUARTERS
One Harrah's Court, Las Vegas, NV 89119

MAILING ADDRESS
Post Office Box 98905, Las Vegas, NV 89193-8905

ANNUAL MEETING DATE
Harrah's Entertainment, Inc. will conduct its annual meeting of stockholders at 11 a.m. (PDT) May 2, 2002, in the Masquerade Showroom at the Rio in Las Vegas.

FORM 10-K
A stockholder may receive without charge a copy of the Form 10-K Annual Report filed with the Securities and Exchange Commission by writing to Investor Relations at the corporate headquarters mailing address.

ANNUAL REPORTS REQUESTS
To request an Annual Report or other financial reports, or to be added to the Company's mailing list, please call 1-800-340-3626, or e-mail us at investors@harrahs.com.

TRANSFER AGENT AND REGISTRAR
For address changes, account consolidation, registration, lost stock certificates and other services, contact:

The Bank of New York, Shareholder Relations Department-11E
Church Street Station, P.O. Box 11258, New York, NY 10286-1258
1-800-524-4458 www.stockbny.com

SHAREHOLDER ACCOUNT ASSISTANCE
For additional assistance regarding your account, contact the Shareholder Services Department at the corporate headquarters office by calling 1-800-340-3626 or 702-407-6381, or e-mail us at investors@harrahs.com.

INVESTOR RELATIONS
The Company maintains an Investor Relations office to assist stockholders and potential stockholders. Inquiries are welcome by telephone or letter. Financial community information requests should be directed to Investor Relations at the corporate headquarters address, or by calling 1-800-340-3626, or e-mail us at investors@harrahs.com. Investor information is also available on the Company's web site at http://www.harrahs.com.

MEDIA RELATIONS AND COMMUNICATIONS
The Company maintains a Communications Department to assist media and other outside groups with information about the Company. Inquiries are welcome by telephone, letter or fax. Media and other non-investor inquiries should be directed to Corporate Communications at the corporate headquarters, or by calling 702-407-6529, faxing us at 702-407-6037, or e-mailing us at MediaInfo@harrahs.com.

HOME PAGE
Harrah's Entertainment, Inc. maintains a page on the World Wide Web for those interested in further information or recent news about the Company. Quarterly financial information, in lieu of quarterly reports to stockholders, is listed here, as are facts and figures about the Company. The page can be accessed at http://www.harrahs.com.

DIVIDEND INFORMATION
The Company anticipates paying no cash dividends for the foreseeable future.

RESERVATION INFORMATION
Guests wishing to make reservations at our properties may do so by calling the following toll-free numbers: 1-800-HARRAHS; 1-800-PLAY-RIO; 1-800-621-0200 (Showboat Atlantic City)

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
3773 Howard Hughes Parkway, Suite 500S, Las Vegas, NV 89109

STOCK LISTINGS
Harrah's Entertainment, Inc. common stock trades on the New York Stock Exchange under the ticker symbol HET. The stock is also listed on the Chicago, Philadelphia and Pacific regional stock exchanges. Daily trading activity in the stock and the stock price may be found in the financial section of major newspapers under "Harrah's."

QUARTERLY STOCK INFORMATION
New York Stock Exchange–Common Stock

	Stock Price Per Share	
2001	*High*	*Low*
1st Quarter	32.85	23.88
2nd Quarter	38.08	28.50
3rd Quarter	35.79	22.93
4th Quarter	37.44	25.51

2000	*High*	*Low*
1st Quarter	26.56	17
2nd Quarter	23.56	17.13
3rd Quarter	30.06	21.13
4th Quarter	29.19	23

STOCKHOLDERS
As of December 31, 2001, there were 9,569 stockholders of record of Harrah's Entertainment, Inc.

Chairman's Awards Recipients

The Chairman's Award is the highest honor Harrah's Entertainment bestows on its employees. Each year, the award recognizes superior performance in categories that support the Company's vision. The names listed below are the 2001 Chairman's Award winners representing each property. From this list, corporate-wide Chairman's Award winners will be selected.

AK-CHIN
Lorraine Sidwell, Leadership
Roxane Hamilton, Superior Internal Service
Peggy Osborne, Superior Guest Service
Karen Scofield, Superior Team Results
Joseph Campos, Superior Team Results

HARRAH'S ATLANTIC CITY
Gail Myers, Leadership
Michael Kostrub, Superior Internal Service
Al Cannon, Superior Guest Service
Charles (Skip) Weiner, Community Service
Pete McCollum, Superior Team Results
Alejo Garcia, Superior Team Results
Deborah Pellegrino, Superior Team Results
Robert Minniti, Superior Team Results

CHEROKEE
Bobby Owle, Leadership
Kathy Ammons, Superior Internal Service
Lonnie Barnes, Superior Guest Service
Skip Jones, Superior Team Results
Kathy Sequoyah, Superior Team Results
Sandy Smith, Superior Team Results

EAST CHICAGO
Michael Muskin, Leadership
Sebastian "Butch" Puntillo, Superior Internal Service
Juanita Giddeon, Superior Guest Service
Amy Bickell, Community Service
Brian Collins, Superior Team Results
Ricardo Dominguez, Superior Team Results
Ron Olsen, Superior Team Results
Christina DeLeon, Superior Team Results
John Milch, Superior Team Results
Jason Nichols, Superior Team Results

JOLIET
Dave McDade, Leadership
Yolanda Villanueva, Superior Internal Service
Jacqueline Gura, Superior Guest Service
Mike Milam, Community Service
Carol Bulian, Superior Team Results
Keith Burza, Superior Team Results

NORTH KANSAS CITY
Diedre Williams, Leadership
Don Holsomback, Superior Internal Service
Matthew Winston, Superior Guest Service
Connie Barkalow, Community Service
Sharon Spencer-Drew, Superior Team Results
John Katapodis, Superior Team Results
Nancy Dzurko, Superior Team Results
Patrick Chan, Superior Team Results
Gary Callison, Superior Team Results

LAKE CHARLES
Connor McLaughlin, Leadership
Zaida Santiago, Leadership
Mary Ardoin, Superior Internal Service
Wendy Pankow, Superior Guest Service
Nicole Moncrief, Community Service
Leonel Ducharme, Superior Team Results
Anthony Frabbiele, Superior Team Results
John Jackson, Superior Team Results
Norman Nichols, Jr., Superior Team Results
John Welch, Superior Team Results

LAKE TAHOE
Mike Jones, Leadership
Barbara Powell, Leadership
Jim Krattli, Leadership
Margaret Anton, Superior Internal Service
Kristy Partridge, Superior Internal Service
Cleo Whipple, Superior Internal Service
Bonnie Anderson, Superior Guest Service
Miller Sabac, Superior Guest Service
Juan Ramirez, Superior Guest Service
Liza Schumacher, Community Service
Chris Beebie, Superior Team Results
Nick Delamore, Superior Team Results
Ron Logan, Superior Team Results
Steve Birnberg, Superior Team Results
Don Giesen, Superior Team Results
Dave Ortiz, Superior Team Results
Pete Simon, Superior Team Results
May Enriquez, Superior Team Results
Harlan Paiz, Superior Team Results
Richard Hunger, Superior Team Results
Mike Pieller, Superior Team Results
Andria Montgomery, Superior Team Results
Chandra Henson, Superior Team Results
Cathy Mikulski, Superior Team Results

PRAIRIE BAND
Harriet Grim, Superior Internal Service
Francis Pongrantz, Superior Guest Service
Judy Soza, Community Service
Chris Stevenson, Leadership and Superior Team Results
Thomas Mangos, Superior Team Results
Gary Hendricks, Superior Team Results

LAS VEGAS
Dawn Rawle, Leadership
Tony Tricase, Superior Internal Service
Ernest Singleton, Superior Guest Service
Terri Miller, Community Service
Phil Basser, Superior Team Results
Jennifer Somers, Superior Team Results
Wendi Hochholter, Superior Team Results
Victoria Hawkins, Superior Team Results
Loida Lopez, Superior Team Results
Casey Horton, Superior Team Results
Tammy Stone, Superior Team Results
Kindan Teklu, Superior Team Results
Violet VanEpps, Superior Team Results
Claudia Vaccari, Superior Team Results
Lisa Plaski, Superior Team Results
Nancy Stephens, Superior Team Results
Frank Willis, Superior Team Results
Jonathan Losey, Superior Team Results
Staschen Newallo, Superior Team Results
Tara Galauska, Superior Team Results

LAUGHLIN
Nichole Linde, Leadership
Michiel Laskey, Leadership
Julia Bybee, Leadership
Michelle Hetzel, Leadership
Lang Wilson, Superior Internal Service
Ed Mazeroski, Superior Internal Service
Sylvia Latham, Superior Guest Service

Chairman's Awards Recipients

RENO
James Papaeliou, Leadership
Carla Arribillaga, Superior Internal Service
Chris Taylor, Superior Guest Service
Keith Andreasen, Community Service
James Canonic, Superior Team Results
Barbara Hepworth, Superior Team Results
Corazon Ignacio, Superior Team Results
Nola Lawson, Superior Team Results
Sandra Moore, Superior Team Results
Tat Yung, Superior Team Results

RINCON
Salinda Conklin, Leadership

ST. LOUIS
Octavio Mantilla, Leadership
Debbie Cooper, Superior Internal Service
Lori Crowe, Superior Guest Service
Linda Whiteley, Superior Team Results
Mary Gagliano, Superior Team Results
Pam Dunbar, Superior Team Results
Elaine Frank, Superior Team Results
Annmarie Marconi, Superior Team Results

TUNICA
Thomas Roberts, Leadership
Gregory Hollis, Superior Internal Service
Janice M. White, Superior Guest Service
Tamme E. West, Community Service
Thomas Roberts, Superior Team Results
Kimberly A. Bradford, Superior Team Results
Dominic Colossale, Superior Team Results
Peter A. Farrand, Superior Team Results
Nadine M. Sivori, Superior Team Results
Al Wallace, Superior Team Results
Lynn Vickers, Superior Team Results

SHREVEPORT
Joseph Winkler, Leadership
Robert "Bob" Parr, Superior Internal Service
Floretha King-Smith, Superior Guest Service
Billy Johnson, Community Service
Michael Herzog, Superior Team Results
Dennis McElroy, Superior Team Results
Tony Miller, Superior Team Results
Sheila Lowrey, Superior Team Results
Quentin Ammons, Superior Team Results
Mark Brotherton, Superior Team Results
Mark Breaux, Superior Team Results
Leila Pippen, Superior Team Results
Dale Kenyon, Superior Team Results
Beverly Price, Superior Team Results

VICKSBURG
Kimberly Williams, Superior Guest Service
Kurt Rushing, Superior Team Results
James Wood, Superior Team Results
Mitch Mitchell, Superior Team Results
Michelle Walton, Superior Team Results
Kisha Flaggs, Superior Team Results
Michael Odom, Superior Team Results
Matt Perkins, Superior Team Results
Kelli Wooten, Superior Team Results
Derrick Thompson, Superior Team Results
Christian Shamrock, Superior Team Results
Sandra Henley, Superior Team Results

COUNCIL BLUFFS
Steve Morris, Leadership
Patty Sturm-Gonsior, Superior Internal Service
Connie White, Superior Guest Service
Rita Kearney, Community Service
Mike Boudreau, Superior Team Results
Shawn Watkins, Superior Team Results
Rod Hargis, Superior Team Results
Tim Powers, Superior Team Results
Wendell Simmons, Superior Team Results
Michelle Studt, Superior Team Results
Rick Nease, Superior Team Results
Pam Lind, Superior Team Results
Clyde Welsh, Superior Team Results
Ken Mitchell, Superior Team Results
Mukti Desai, Superior Team Results
Paul Welch, Superior Team Results

METROPOLIS
Sherry Wessel, Leadership
Troy Smith, Superior Internal Service
Ruth Oliver, Superior Guest Service
Ed Hodson, Community Service
Troy Smith, Superior Team Results
George Carpenter, Superior Team Results
Shay Nolan, Superior Team Results
Lowell Jacobsen, Jr., Superior Team Results
Timothy Westergard, Superior Team Results

RIO
Barbara Hernberg, Leadership
Oscar Urrutia, Superior Internal Service
Lori Monroy, Superior Guest Service
Brenda Hitchins, Community Service
Sergio Maldonado, Superior Team Results
Bill Amado, Superior Team Results
Jorge Ochoa, Superior Team Results

SHOWBOAT ATLANTIC CITY
Miguel Servellon, Leadership
Allan (Bobby) Lay, Superior Internal Service
Angela Roth, Superior Guest Service
Howard Cohen, Community Service
Entire Showboat Team, Superior Team Results

HARRAH'S CORPORATE SVCS (MPH)
Rik Reitmaier, Superior Internal Service
Sam Dillard, Superior Team Results
Sunny Tara, Superior Team Results
Shaun Burnett, Superior Team Results
Brenda Thomas, Superior Team Results

HARRAH'S CORPORATE (LV)
Eileen Moore, Leadership
Anika Howard, Superior Team Results

HARRAH'S NEW ORLEANS
Don Bell, Leadership
Wayne Jones, Superior Internal Service
Connell Moore, Superior Guest Service
Carla Major, Community Service
Nancy Gicas, Superior Team Results
Brian Benefield, Superior Team Results
Jennifer Meyer, Superior Team Results
Nancy Stephens, Superior Team Results

Code of Commitment

The Harrah's Code of Commitment governs the conduct of our business. It's a public pledge to our guests, our employees and our communities that we will honor the trust they have placed in us.

A COMMITMENT TO OUR GUESTS TO PROMOTE RESPONSIBLE GAMING:

- We do not cash welfare or unemployment checks.
- We have a process to honor the requests of customers who wish to be denied access to our casinos, and that their access to credit, check-cashing and casino promotions be restricted.
- We display toll-free helpline numbers for problem gambling in our ads, brochures and signs, and we provide financial support for those helplines.
- We train our employees to understand the signs of problem gambling and empower them to provide customers with information describing how to get help.
- We emphasize to our employees that casino gaming is an appropriate activity for adults only, and require them to be vigilant in their efforts to prevent individuals under the legal age from playing at our casinos.

A COMMITMENT TO OUR EMPLOYEES TO TREAT THEM WITH RESPECT AND PROVIDE THEM OPPORTUNITIES TO BUILD SATISFYING CAREERS:

- We invest in our employees by providing excellent pay and valuable benefits, including health insurance and a retirement plan.
- We are committed to sharing our financial success through programs such as cash bonuses for frontline employees.
- We encourage professional and personal growth through tuition reimbursement, on the job training, career development and promotion from within.
- We actively seek and respond to employee opinions on all aspects of their jobs, from the quality of their supervisors to the quality of our casinos.

A COMMITMENT TO OUR COMMUNITIES TO HELP MAKE THEM VIBRANT PLACES TO LIVE AND WORK, AND TO MARKET OUR CASINOS RESPONSIBLY:

- We conduct our business with honesty and integrity, consistent with the highest moral, legal and ethical standards, complying with all applicable laws and regulations.
- We share our financial success with our communities by donating one percent of company profits to civic and charitable causes.
- We encourage our employees to volunteer in civic and charitable causes.
- We restrict the placement and content of our advertising and marketing materials.

Trademarks

The following trademarks are used in this report to identify the services of Harrah's Entertainment, Inc., its subsidiaries and affiliates: Harrah's,® Showboat,® Rio,® Harveys,® Players,SM Total Rewards,® Total Gold,® Total Platinum,® Total Diamond,SM Rio Secco,® WINet,® harrahs.com,® 1-800-Harrahs,® Total Rewards Treasure Hunt,SM Wagon Wheel,® e-Total Rewards.SM

Senior Management (as pictured from left to right on opposite page in front of the new luxury hotel at Harrah's Shreveport).
Gary W. Loveman, President and Chief Operating Officer
Timothy J. Wilmott, President, Harrah's Eastern Division
Richard E. Mirman, Senior Vice President, Marketing
Marilyn G. Winn, Senior Vice President, Human Resources
J. Carlos Tolosa, President, Harrah's Western Division
Philip G. Satre, Chairman and Chief Executive Officer
Charles L. Atwood, Senior Vice President, Chief Financial Officer and Treasurer
Janis L. Jones, Senior Vice President, Communications and Government Relations
Stephen H. Brammell, Senior Vice President and General Counsel
John M. Boushy, Senior Vice President, Operations Products and Services and Chief Information Officer
Anthony M. Sanfilippo, President, Harrah's Central Division

Design: RKC! (Robinson Kurtin Communications! Inc), Photography: Peggy Barnett, Bill Hayward, Burk Uzzle

Thanks for investing in Harrah's!



Harrah's Entertainment, Inc. operates 25 casinos in 19 U.S. markets, primarily under the Harrah's brand name. The company employs more than 41,000 people and trades on the New York Stock Exchange under the symbol "HET."

1-800-HARRAHS

Harrah's®
ENTERTAINMENT, INC.
The Premier Name in Casino Entertainment

One Harrah's Court, Las Vegas, Nevada 89119